                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-39609

                                   PROSPECTUS

                                1,000,000 SHARES

                           TARPON COAST BANCORP, INC.
    (a holding company for Tarpon Coast National Bank, National Association)

                                  Common Stock
    All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by Tarpon Coast Bancorp, Inc. (the "Company"), a Florida corporation and a proposed bank holding company organized to own all of the common stock of Tarpon Coast National Bank, a national bank association (in organization) to be located in Port Charlotte, Florida (the "Bank"). Neither the Company nor the Bank has ever conducted any business operations other than matters related to their initial organization and the raising of capital. See "Business." There has been no public trading market for the Common Stock. The Underwriter has advised the Company that it anticipates making a market in the Common Stock following completion of this offering. See "Underwriting" for a discussion of the factors considered in determining the initial offering price. The Company expects that quotations for the Common Stock will be reported on the OTC Bulletin Board under the symbol "TCBA." Unless otherwise waived by the Underwriter, shares of Common Stock will be sold only in minimum lots of 250 shares ($2,500) and any one investor (together with the investor's affiliates) will be permitted to purchase a maximum of 50,000 shares ($500,000).


     THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" ON PAGE 6.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
          SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=====================================================================================================
                                                Underwriting Discounts and
                           Price to Public            Commissions (1)(2)       Proceeds to Company (3)
-----------------------------------------------------------------------------------------------------
Per Share                      $10.00                       $0.825                     $9.175
-----------------------------------------------------------------------------------------------------
Total (4)                    $10,000,000                   $825,000                  $9,175,000
=====================================================================================================

(1) The Underwriter has agreed with the Company that there will be no Underwriting Discounts and Commissions for sales to certain investors identified to the Underwriter by the Company. See "Underwriting."
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated offering expenses payable by the Company of $140,135, which amount does not include certain organizational expenses which were $99,855 as of August 31, 1997, and which will continue to be incurred until the Bank commences operations.
(4) The Company has granted the Underwriter a 30-day option to purchase up to 150,000 additional shares of its Common Stock solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the total Price to Public, Underwriters Discounts and Commissions and Proceeds to the Company will be $11,500,000, $948,750 and $10,551,250, respectively.


      The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by it, and subject to the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made on or about January 28, 1998 through The Depository Trust Company or at the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

                              ROBERT W. BAIRD & CO.
                                  INCORPORATED

                THE DATE OF THIS PROSPECTUS IS JANUARY 23, 1998.

[INSERT A MAP DEPICTING THE PROPOSED BANK'S PRIMARY MARKET AREA AND SITE OF ITS MAIN OFFICE TOGETHER WITH A PROXIMITY MAP OF THE SOUTHERN PORTION OF FLORIDA HIGHLIGHTING THE COUNTIES COMPRISING ITS EXTENDED MARKET AREA.]





      THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.




      CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT-COVERING TRANSACTIONS, AND PENALTY BIDS. ANY OF THE FOREGOING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT NOTICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."



                              AVAILABLE INFORMATION

      The Company is not currently a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but will file the reports required to be filed thereunder for the Company's 1997 fiscal year and for any other periods for which the Exchange Act's requirements apply to the Company. The Company, which will use a December 31 fiscal year end, intends to furnish its stockholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information.

                               PROSPECTUS SUMMARY

      The following Summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, references in this Prospectus to the Company include the Bank. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment options.

THE COMPANY

      The Company is a proposed bank holding company organized in August, 1997 under Florida law to own all of the common stock of the Bank. The Bank is organized as a national banking association with depository accounts to be insured by the Federal Deposit Insurance Corporation (the "FDIC") to the extent permitted by law. The Bank intends to offer a full range of commercial and consumer banking services primarily in the communities of Port Charlotte and Punta Gorda, Charlotte County; and North Port, Sarasota County, Florida as well as the surrounding extended market in Charlotte and Sarasota Counties. The Company and the Bank have filed applications with all necessary bank regulatory agencies, and assuming timely approval of the applications and the successful completion of this offering, currently anticipate commencing business in the first quarter of 1998. On December 11, 1997, the Office of the Comptroller of the Currency (the "OCC") approved the Bank's charter application, subject to certain terms and conditions specified in such approval ("OCC Preliminary Approval"). The Company currently maintains its offices at 4055 Tamiami Trail, Suite A-6, Port Charlotte, Florida 33952. The Company has entered into a contract to purchase the real estate on which it will construct its main facility. Upon completion of this facility, the Bank's address will be 1490 Tamiami Trail, Port Charlotte, Florida 33948. The Company's phone number is
(941) 625-1744.

STRATEGY

      The objective of the Bank's organizers and management is to create a customer-driven financial institution focused on providing high value to clients by delivering products and services matched directly to their needs. Management of the Company believes that such a bank can attract those clients who prefer to conduct business with a locally-managed institution that demonstrates an active interest in their business and personal affairs.

      With an experienced staff expected to provide a superior level of personalized service, management believes it will be able to generate competitively priced loans and deposits. The Company anticipates that this experienced staff will have access to current data processing systems selected to deliver high-quality products and provide responsive service to clients. The Company anticipates the Bank will enter into agreements with third-party service providers to provide customers with convenient electronic access to their accounts and other bank products through debit cards, voice response and home banking. The use of third-party service providers is intended to allow the Bank to utilize current technology while minimizing the costs of delivery. This "high touch-high tech" manner of operations is expected by management to be appealing to clients who have been receiving banking services in the depersonalized environment of the Bank's larger competitors. See "Business - Business Strategy."

MARKET AREA

      The Bank anticipates that the primary market area ("PMA") for its banking services will be the northern part of Charlotte County, Florida (including the communities of Port Charlotte and Punta Gorda) and the southeastern part of Sarasota County, Florida (including the community of North Port). The Bank anticipates that its extended market area ("Extended Market Area") will encompass all of Charlotte and Sarasota Counties. The Bank's main office will be located in Port Charlotte, Florida, which is bordered by the communities of Punta Gorda and North Port, all of which surround Charlotte Harbor on the southwest Florida coastline. According to the Charlotte County Chamber of Commerce, Inc. Statistical Prospectus, the U.S. Department of Commerce rated the Punta Gorda Metropolitan Statistical Area ("MSA"), of which Port Charlotte is a part, the "#1 Fastest growing metropolitan employment area in the United States" for the period from 1993 through 2005. Punta Gorda has also been ranked by Money Magazine as one of the top five places to live in the United States in each of the last two years, ranking second in 1996 and fourth in 1997, and in each case, number one in the Southern United States. For the period from 1990 through 1996, the rate of growth in each of Port Charlotte, Punta Gorda, and North Port exceeded 15%.

      The area's business economy is represented by the construction, real estate, retail trade, business and personal services, tourism, health care, government, and agriculture industries. Major employers include Charlotte Regional Medical Center, Fawcett Memorial Hospital and St. Joseph Hospital, in health services; WalMart, K-Mart, Target, Home Depot, Toys-R-US and Sears, among others in the retail sector; and, Charlotte County Schools, Charlotte County Government, and the cities of Punta Gorda and North Port in the public sector.

COMPETITION

      The banking industry in the Bank's market area has experienced significant consolidation in recent years principally as the result of the liberalization of interstate banking and branching laws. Many of the area's former community banks have been acquired by large regional organizations headquartered outside of the Bank's market area. This consolidation has resulted in the repricing of products and services, the elimination of local boards of directors, and changes in management and branch personnel and, in the perception of the Company's organizers, a decline in the level of customer service. Because of the recent changes in interstate banking regulations, this type of consolidation is expected to continue.

      Management believes that this competitive situation, when coupled with the area's household stability and growing economic business base, creates a favorable opportunity for a new commercial bank. Management's experience indicates that a locally-managed community bank can attract customers by providing highly professional personalized attention, responding in a timely manner to product and service requests and exhibiting an active interest in customers' business and personal financial needs. Assuming the closing of a pending acquisition, the Company expects the Bank will be the only independent commercial bank headquartered in the PMA.

BANK PREMISES

      The Company has entered into a real estate purchase contract to acquire approximately 1.1 acres of commercially zoned land on which it will construct its main banking facility. The site is located at the intersection of U.S. Highway 41 and Murdock Circle, a major intersection in Charlotte County. The surrounding area is composed of mixed use commercial and industrial properties (including the regional Town Center Mall and the Port Charlotte Industrial Park) and within one-half mile of the center of the area's residential development.

      The banking facility is anticipated to consist of approximately 7,800 square feet of office space and a community meeting room/ board room. The facility would have five inside teller stations, three customer service platform stations, three drive through lanes and a drive up ATM lane. It is anticipated that the land acquisition cost will be approximately $875,000; building construction costs and improvements will be approximately $984,000; and the costs to equip and furnish the facility will be approximately $278,000. It is anticipated that the Bank will begin occupancy of the facility during the fourth quarter of 1998.

      The Bank expects to commence its operations in the first quarter of 1998 in a leased temporary modular facility to be located on the Bank's permanent site during the period of construction of the Bank's permanent facility. The temporary facility will consist of approximately 1,960 square feet and will include a drive-up window. The rental costs, including equipment, will be approximately $4,500 per month. Site work necessary to accommodate the temporary facility will be approximately $44,000. See "Business - Bank Premises."

MANAGEMENT

      The Company has assembled an experienced senior management team and board of directors with a shared vision and commitment to the success of the Bank. Certain of the officers and directors of the Company and the Bank have significant banking experience and familiarity with the Bank's primary service area, having previously worked with banks serving the Southwest Florida community. Lewis S. Albert, Chairman and Chief Executive Officer of the Company and the Bank, has 20 years of experience serving the banking industry both in executive management capacities and as a service professional. Mr. Albert most recently served as Senior Vice President & Chief Financial Officer of Southwest Banks, Inc., a multi-bank holding company headquartered in Southwest Florida which grew from approximately $150 million in assets to over $500 million in assets during his four year tenure until its sale to F.N.B. Corporation in 1997. Mr. Albert was previously a partner with Deloitte & Touche, an international public accounting and consulting firm, during which time his emphasis was providing audit, tax and consulting services to the financial institutions industry; including assisting in the organization a number of community banks on behalf of his clients. Todd H. Katz, Vice Chairman, President and General Counsel of the Company and the Bank, recently served as General Counsel and managed the Shareholder Relations Department at Southwest Banks, Inc. Previously, he served as outside counsel to financial institutions through his association with Miller, Hamilton, Snider & Odom, a regional banking law firm based in Mobile, Alabama. The Company also intends to hire two additional experienced individuals to serve as Senior Vice Presidents of the Bank. One such individual will serve as the Bank's Senior Lending Officer and have experience in that capacity within the Bank's market area. The second such individual will serve as the Bank's Senior Operations Officer and have experience in that capacity with community banks in the Southwest Florida area. The Company's directors believe that the many years of experience and existing contacts of the senior officers offer the Bank a substantial opportunity to attract new relationships for the Bank.

      The remaining directors are business people that have lived in the Charlotte County area for many years or have otherwise had significant business interests in the community and have developed a number of business and personal relationships which they believe will add to the success of the Company and the Bank. The Company's directors believe that their long-standing ties to the community, coupled with their combined business and banking experience, provide them with the unique perspective of the area's needs and the desire for a new independent bank under local control. They further believe that the community will react favorably to this new enterprise.

THE OFFERING

Securities offered...........                        1,000,000 shares of Common Stock

Minimum purchase........                             250 shares ($2,500)

Maximum purchase.......                              50,000 shares ($500,000)

Common Stock to be
  outstanding after this
  offering........................                   1,032,151 shares

Use of proceeds by the
  Company.....................                       The net proceeds to the Company from this offering (assuming no exercise of the over-allotment option) are estimated to be
                                                     $9,034,865.  The Company will contribute $7.5 million of the net proceeds of this offering to the Bank to capitalize the Bank by purchasing all of the Bank's common stock to be issued.
                                                     The Bank will use approximately $875,000 to purchase real
                                                     estate for its main banking facility site, approximately $984,000 for the construction of its main office including land
                                                     improvements, and approximately $278,000 to purchase
                                                     furniture, fixtures and equipment and other necessary assets for the Bank's operations.  The organizers of the Company have advanced approximately $366,000 to the Company to cover
                                                     expenses of organizing the Bank.  Under the terms of these advances, on or about the closing of the offering, the organizers will receive shares of Common Stock at the Price to Public to repay such advances.  The Company's organizers also have
                                                     indicated their present intention to purchase Common Stock in this offering.  It is currently anticipated that the balance of the net proceeds by the Bank will be used to fund investments in loans and securities and for the payment of operating expenses.
                                                     The remaining net proceeds (plus any net proceeds as a result of the exercise of the Underwriter's over-allotment option) will initially be invested by the Company in an overnight repurchase agreement with the Bank secured by U.S. Treasury and Agency issues and otherwise held by the Company as working capital for general corporate purposes and to pay operating expenses, as well as for possible future capital contributions to the Bank.
                                                     See "Use of Proceeds."

Risk factors...................                      The purchase of the securities offered hereby involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment.  See
                                                     "Risk Factors."

                                                     SUMMARY FINANCIAL DATA

                                                         NOVEMBER 31, 1997
                                              --------------------------------------
                                                   ACTUAL            AS ADJUSTED (1)
                                              --------------------------------------
BALANCE SHEET DATA:

Cash..........................................  $ 119,442             $9,101,026

Total assets..................................  $ 222,380             $9,203,964

Total liabilities.............................  $ 374,791             $   -0-

Shareholders' equity (deficit)................  $(152,411)            $9,203,964


(1) Adjusted to reflect the application of the estimated net proceeds from the shares offered hereby and the additional issuance of 32,151 shares to certain organizers of the Company and the Bank. See "Use of Proceeds."

                                  RISK FACTORS

        The Common Stock offered hereby is speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. The following constitute some of the potential risks of an investment in the Common Stock and should be carefully considered by prospective investors prior to purchasing shares of Common Stock. The order of the following is not intended to be indicative of the relative importance of any described risk nor is the following intended to be inclusive of all risks of an investment in the Common Stock. Because the Company is only recently formed and the Bank will only obtain the necessary regulatory approvals in the future but will not have commenced banking operations as of the date hereof, prospective investors do not have access to all of the information that, in assessing their proposed investment, is available to the purchasers of securities of a financial institution with a history of operations. The Company's profitability will depend primarily upon the Bank's operations and there is no assurance that the Bank will ever operate profitably.

LACK OF OPERATING HISTORY; SIGNIFICANT INITIAL LOSSES EXPECTED

        Neither the Company nor the Bank has any operating history. The business of the Company and the Bank is subject to the risks inherent in the establishment of a new business enterprise. Because the Company is only recently formed, the Company and the Bank have only recently applied for the necessary regulatory approvals and the Bank has not commenced banking operations as of the date hereof, prospective investors do not have access to all of the information that, in assessing their proposed investment, is available to the purchasers of securities of a financial institution with a history of operations. The Company's profitability will depend primarily upon the Bank's operations and there is no assurance that the Bank will ever operate profitably. As a result of the substantial start-up expenditures that must be incurred by a new bank, the Company can be expected to incur significant operating losses during its initial years of operations.

FAILURE TO COMMENCE OPERATIONS

        Although the Company and the Bank expect to commence operations in its leased temporary modular facility in the first quarter of 1998, there can be no assurance as to when, if at all, this will occur. As of August 31, 1997, the Company's accumulated deficit was $99,855 ($153,411 as of November 30, 1997), and the Company will continue to incur pre-opening expenses until the Bank commences operations. Any delay in commencing operations will increase pre-opening expenses and postpone realization by the Bank of potential revenues and income. Absent the commencement of profitable operations, the Company's accumulated deficit will continue to increase (and book value per share decrease) as operating expenses such as rent on the Bank's proposed premises, salaries and other administrative expenses continue to be incurred. After the offering and prior to the time the Bank receives final approvals from the OCC and the FDIC to commence banking operations, the proceeds from this offering will be segregated, but will be available for certain organizational and pre-opening expenses of the Company and the Bank. Although certain proceeds from this offering may be segregated, these proceeds may still be subject to claims of creditors of the Bank or the Company (including the claims of organizers who have advanced proceeds to the Company in connection with the organization of the Company and the Bank). On a liquidation basis, the Company is unlikely to recover its full investment in furniture, fixtures and equipment. As a result, if a liquidation of the Company were to occur, investors in this offering would likely realize substantially less than the $10 per share public offering price and would suffer a significant loss.

POSSIBLE LOSS OF A PORTION OF INVESTMENT

      If the Company satisfies the offering conditions and issues the shares of Common Stock, but final approval to commence banking operations is not granted within 18 months after the receipt of OCC Preliminary Approval, the Company will solicit shareholder approval for its dissolution and liquidation in which event, the Company will return to shareholders their investment, less all expenses incurred by the Company, including the expenses of the offering, the organizational and pre-opening expenses of the Company and the Bank and claims of creditors (including the claims of organizers who have advanced proceeds to the Company in connection with the organization of the Company and the Bank). In the event of dissolution and liquidation following the issuance of shares of Common Stock, it is possible that shareholders will receive only a portion of their investment due to the foregoing expenses.

REGULATORY APPROVALS

      Although the Company and the Bank have applied for all regulatory approvals required to commence operations (and have received OCC Preliminary Approval), no assurances can be given that such required final approvals will be granted in a timely manner if at all. The closing of this offering is not conditioned upon the Company and the Bank receiving final approval to commence business; however the closing will not take place until the Company and the Bank have received preliminary approval. Management believes that all such regulatory approvals will be obtained after a reasonable period, subject to the satisfaction of certain conditions. Such conditions may include, among other things that: (i) beginning paid-in capital of the Bank be not less than $7.5 million; (ii) the Tier 1 capital-to-total-assets ratio of the Bank be not less than 8.0% for the first three years of operations; (iii) without the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), no debt will be incurred by the Company for five years from the date the Company acquires 100% of the Bank stock; (iv) there is no major deviation from the operating plan submitted to the OCC with the application for OCC Preliminary Approval; and (v) the OCC receives acceptable background checks on Company directors and officers. The Company proposes to satisfy the Bank's capital requirements by using $7.5 million of the proceeds from this offering to purchase all of the capital stock of the Bank. See "Use of Proceeds." While the organizers currently anticipate receiving bank and bank holding company approvals during the first quarter of 1998, no assurance can be given that these approvals will be granted in a timely manner, if at all. If such regulatory approvals are substantially delayed, the Company's accumulated deficit will continue to increase. If such regulatory approvals are not obtained, the Company would not be able to commence its banking activities and would probably be liquidated and dissolved. Upon liquidation, investors would likely realize a substantial loss on their investment. See " Failure to Commence Operations."


COMPETITION

      The Company and the Bank will face strong competition for deposits, loans and other financial services from numerous Florida and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services. Some of the financial institutions and financial services organizations with which the Bank will compete are not subject to the same degree of regulation as the Bank. As of June, 1997, approximately 24 branch bank offices, five thrift offices and one credit union office were located within the PMA. See "Business General" and "Business - Market Area". Many of these financial institutions aggressively compete for business in the PMA. Most of these competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than the Bank and will be able to offer certain services, including multiple branches and international banking services, that the Bank can offer only through correspondents, if at all. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. See "Business - Market Area" and "Business - Competition." Additionally, recently enacted federal and Florida legislation regarding interstate branching and banking may act to increase competition in the future from larger out-of-state banks. See "Supervision and Regulation - Recent Regulatory Developments."

NEED FOR CAPITAL

      Although the Company does not currently anticipate the need for additional capital in the next 12 months to commence its planned business activities, additional capital beyond that which will be provided by this offering and any amounts likely to be generated by the Bank's operations over the next four years would probably be necessary before the Company could undertake any significant acquisitions or other expansion of its operations. There can be no assurance that any funds necessary to finance such acquisitions or expansion will be available. Regulatory capital requirements and borrowing restrictions which will apply to the Bank and the Company may have the effect of constraining future growth. To the extent the Company relies upon the sale of additional equity securities to finance future expansion, such sale could result in significant dilution to the interests of investors purchasing shares in this offering.

GOVERNMENT REGULATION AND MONETARY POLICY

      The Company and the Bank will be subject to extensive federal and state government supervision and regulation. Existing federal and state banking laws will subject the Bank to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of its banking business. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of the Bank. Federal economic and monetary policy may affect the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads. See "Supervision and Regulation."

DEPENDENCE ON MANAGEMENT

      The Company and the Bank are, and for the foreseeable future will be, dependent upon the services of Lewis S. Albert, the Chairman of the Board and Chief Executive Officer of the Company and the Bank, and Todd H. Katz, Vice Chairman, President and General Counsel of the Company and the Bank, as well as other senior managers retained by the Company and the Bank. The loss of any of these individuals could adversely affect the operations of the Company and the Bank. The Company has entered into an employment agreements with Mr. Albert and Mr. Katz, in an effort to assure the continued availability of their services to the Bank and the Company, although these individuals are not precluded from competing with the Bank upon termination of their employment with the Bank. In light of the Company's dependence upon the banking expertise of its chief executive officer and president, the Company has obtained a policy of key person life insurance on both Mr. Albert and Mr. Katz in the amount of $500,000 each payable to the Company, although there is no assurance such amount will adequately compensate the Company for the loss of service of either or both individuals. See "Business - Employees" and "Management."

LENDING RISKS AND LENDING LIMITS

      The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, may have a material adverse effect on the Company's earnings and overall financial condition as well as the value of the Common Stock. Moreover, the Bank expects to focus on small-to-medium sized businesses, which may result in a larger concentration by the Bank of loans to such businesses. As a result, the Bank may assume greater lending risks than banks which have a lesser concentration of such loans and tend to make loans to larger companies. Management will attempt to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through prudent loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks.

      Based upon capitalization of $7.5 million, the Bank will be subject to a limit of $1,125,000 in loans that it may make to any one borrower. The Board of Directors will establish an "in-house" limit that will be somewhat lower than the Bank's legal lending limit. The Board may from time to time raise or lower the "in-house" limit as it deems appropriate to comply with safe and sound banking practices and respond to overall economic conditions. Accordingly, the size of the loans which the Bank can offer to potential customers is less than the size of loans that most of the Bank's competitors are able to offer. Initially, this limit may adversely affect the ability of the Bank to seek relationships with the area's larger businesses. The Bank expects to accommodate loan volumes in excess of its lending limit through the sale of participations in such loans to other banks. However, there can be no assurance that the Bank will be successful in attracting or maintaining customers seeking larger loans or that the Bank will be able to engage in the sale of participations in such loans on terms favorable to the Bank.

      The business economy of the Bank's PMA is represented primarily by the retail trade, construction and real estate, entertainment services, finance and insurance, health care, and agribusiness industries. The Bank may experience concentrations of credit extended to one or more of these industry groups. Adverse conditions in any one or more of the industries operating in the Bank's PMA or a slowdown in general economic conditions could have an adverse effect on the Bank, including on its ability to originate and collect loans. See "Business
- Market Area."

IMPACT OF INTEREST RATES AND ECONOMIC CONDITIONS

      The results of operations for financial institutions, including the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. See "Supervision and Regulation - General" and "Supervision and Regulation - Recent Regulatory Developments." The Bank's profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that such factors will not continue to exert such pressure or that such high interest rate spreads will return. Substantially all the Bank's loans will be to businesses and individuals in the Southwest Florida area and any decline in the economy of this area could have an adverse impact on the Bank. Like most banking institutions, the Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Bank's ability to respond to changes in such rates. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in the Bank's portfolio could have a positive or negative effect on the Bank's net income, capital and liquidity. There can be no assurance that the positive trends or developments discussed in this Prospectus will continue or that negative trends or developments will not have a material adverse effect on the Bank.

NEED FOR TECHNOLOGICAL CHANGE

      The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in the Bank's operations. Many of the Bank's competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its clients. See "Business - Business Strategy."

ANTI-TAKEOVER PROVISIONS

      Under the Federal Change in Bank Control Act (the "Control Act"), a notice must be submitted to the Federal Reserve if any natural person or, generally, a group of natural persons acting in concert seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, including the Company, unless the Federal Reserve determines that the acquisition will not result in a change of control of the Company. Under the Control Act, the Federal Reserve reviews the acquisition to determine if it will result in a change of control of the Company. Under the Control Act, the Federal Reserve has sixty days within which to act on such notice, taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community to be served by the bank holding company and its subsidiary banks, and the antitrust effects of the acquisition. Under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), a company generally is required to obtain prior approval of the Federal Reserve before it may obtain control of a bank holding company. "Control" is generally described as the beneficial ownership of 25% or more of all outstanding voting securities of a bank holding company, but may be as low as 5% under certain circumstances. See "Supervision and Regulation."

      Florida law contains certain provisions which may have the effect of deterring unsolicited attempts to acquire the Company. Further, the Company's Articles of Incorporation divide the Board of Directors into three classes with the term of office of one class expiring each year, and also authorize the Board of Directors to issue shares of preferred stock, with such rights as the directors may determine upon issuance. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the shareholders. These provisions also could result in the Company being less attractive to a potential acquiror or result in shareholders receiving less for their shares than otherwise might be available in the event of a change in control of the Company. See "Description of Capital Stock - Certain Anti-Takeover, Indemnification and Limited Liability Provisions."

NO ASSURANCE OF DIVIDENDS

      It is anticipated that no dividends will be paid on the Common Stock for the immediately foreseeable future. It is likely that the Company will be largely dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock, if and when such dividends are declared. The Bank does not anticipate paying dividends during at least the first three years of its operations. No assurance can be given that future earnings of the Bank, and any resulting dividends to the Company, will be sufficient to permit the legal payment of dividends to Company stockholders at any time in the future. Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. For a more detailed discussion of other regulatory limitations on the payment of cash dividends by the Company. See "Dividend Policy."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's Articles of Incorporation and Bylaws provide for the indemnification of its officers and directors and insulate its officers and directors from liability for certain breaches of the duty of care. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Company's earnings and thereby affect the availability of funds for payment of dividends to the Company's stockholders. The Bank's bylaws will contain similar provisions. See "Description of Common Stock - Anti-Takeover, Indemnification and Limited Liability Provisions."

DETERMINATION OF OFFERING PRICE

      The initial public offering price of $10.00 per share was determined by negotiations between the Company and Robert W. Baird & Co. Incorporated, the underwriter of this offering (the "Underwriter"). This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. See "Underwriting."

CONTROL BY MANAGEMENT

      Although the combined ownership and control over the Company's Common Stock by the Company's officers and directors is likely to be less than 10% after this offering, such individuals will be able to exert a significant measure of control over the affairs and policies of the Company. Such control could be used, for example, to help prevent an acquisition of the Company, thereby precluding shareholders from possibly realizing any premium which may be offered for the Company's Common Stock by a potential acquiror. See "Principal Stockholders."

NO PRIOR PUBLIC MARKET; LIMITED TRADING MARKET EXPECTED

      Prior to this offering, there has been no public trading market for the Common Stock. The offering price of $10 per share has been determined by negotiations between the Company and the Underwriter and may be greater than the market price for the Common Stock following this offering. The Company expects that the quotations for the Common Stock will be reported on the OTC Bulletin Board under the symbol "TCBA." The Underwriter has also advised the Company that, upon completion of this offering, it presently intends to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Even with a market maker, factors such as the limited size of this offering, the lack of earnings history for the Company and the absence of a reasonable expectation of dividends within the near future mean that there can be no assurance of the development in the foreseeable future of an active and liquid market for the Common Stock. Even if a market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the offering price of $10 per share. Furthermore, the Underwriter has no obligation to make a market in the Common Stock and, if commenced, may cease market making activities at any time. The potential size of a secondary market for the Common Stock might, at least initially, be limited to some extent by the requirement of a $2,500 minimum investment imposed in connection with this offering. The minimum investment requirement may act to restrict the number of shareholders and make subsequent trading of small numbers of shares less likely. Purchasers of Common Stock should carefully consider the potentially illiquid and long-term nature of their investment in the shares being offered hereby.


                               RECENT DEVELOPMENTS

      Since August 31, 1997, the date of the Company's most recent audited financial statements, the Company has continued to incur pre-opening expenses. As of November 30, 1997, the Company's accumulated deficit was $153,411. The additional expenses incurred related principally to legal and professional fees incurred in the regulatory application process and in connection with this offering, salaries and supplies.

                                 USE OF PROCEEDS


      The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered hereby are estimated to be $9,034,865 ($10,411,115) if the Underwriter's over-allotment option is exercised in full), after deduction of the underwriting discounts and commissions and estimated offering expenses. Such net proceeds have not been reduced by the amount of the Company's organizational and other operating expenses which were $153,411 as of November 30, 1997. The net proceeds of this offering will be segregated until the Bank's receipt of final approvals from the OCC and the FDIC to commence banking operations, but will be available for certain organizational and pre-opening expenses of the Company and the Bank.

      Approximately $7.5 million of the net proceeds of this offering will be invested by the Company in shares of Common Stock of the Bank to provide the Bank's initial capitalization. The Bank expects to use approximately $2,137,000 of these funds to acquire, construct, furnish and equip the permanent premises in which it is anticipated that the Bank will be located, and approximately $132,000 to cover occupancy expenses and necessary furniture, fixtures and equipment expense for the Bank's temporary offices during the period of construction of its main facility. It is currently anticipated that the remaining amount will be used by the Bank to fund investments in loans and U.S. government and agency securities, federal funds sold and for payment of operating expenses.

      The balance of the net proceeds of this offering, after capitalizing the Bank with $7.5 million, is estimated to be approximately $1,534,865. A total of approximately $366,000 has been advanced by the organizers to the Company to cover expenses of organizing the Bank. Under the terms of these advances, the organizers will receive repayment in full, on or about the closing of this offering, in shares of Common Stock valued at the Price to Public. The Company's organizers also have indicated their present intention to purchase shares of Common Stock in this offering. See "Principal Stockholders." The remaining amount of net proceeds (plus any net proceeds as a result of the exercise of the Underwriter's over-allotment option) will initially be invested by the Company in an overnight repurchase agreement with the Bank secured by U.S. Treasury and Agency securities and otherwise will be held by the Company as working capital for general corporate purposes as well as for possible future capital contributions to the Bank to support asset growth. Such uses by the Company, however, may be subject to change. The Company believes that the net proceeds of the offering will satisfy the Company's cash requirements for at least the first 12 month period following the opening of the Bank.

      The following table sets forth a tabular presentation of the use of net proceeds to the Company:

                                                   Dollar Amounts   Percentage
                                                   --------------   ----------
Estimated net proceeds                               $ 9,034,865       100%

Use of net proceeds (in order of priority)
  Investment in shares of Common Stock
   of the Bank                                       $ 7,500,000        83%
  Working capital/potential contributions
   to the Bank                                       $ 1,534,865        17%

Estimated net proceeds-
if over-allotment option is
exercised in full                                    $10,411,115       100%

Use of net proceeds (in order of priority)
  Investment in shares of Common Stock
   of the Bank                                       $ 7,500,000        72%
  Working capital/potential contributions
   to the Bank                                       $ 2,911,115        28%


                                 DIVIDEND POLICY

      The Company initially expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future. If and when dividends are declared, the Company will probably be largely dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock. It is also possible, however, that the Company will pay dividends in the future generated from investment income and other activities of the Company. Under Federal regulation, the Bank will be restricted as to the maximum amount of dividends it may pay on its common stock. Moreover, the approval of the OCC is required for the payment of any dividend if the aggregate amount of all dividends paid by the Bank during such calendar year would exceed the sum of: (i) the total net profits of the Bank for that year; and (ii) the retained net profits of the Bank for the previous two years less any required transfer to surplus. The OCC and the FDIC are also authorized under certain circumstances to prohibit the payment of dividends by the Bank. Under federal law and Federal Reserve policy, a bank holding company is required to serve as a source of financial strength to its subsidiary bank and to commit resources to support the bank. Consistent with this requirement the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not pay cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the company's needs, asset quality and overall financial condition.

For additional information regarding restrictions on payment of dividends, see "Supervision and Regulation - Dividends."


                                 CAPITALIZATION

      The following table sets forth the capitalization of the Company as of November 30, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby:


                                                                                         November 30, 1997
                                                                                 -----------------------------
                                                                                    Actual         As Adjusted
                                                                                 ------------      -----------
Long-term and short-term debt....................................................$    374,791      $       -0-
                                                                                 ============      ===========
Stockholders' equity:
Preferred Stock; no stated par; 2,000,000 shares authorized; no shares issued or outstanding......................................................
Common Stock; $.01 par value, 10,000,000 shares authorized; 100 shares
      issued and outstanding (1,032,151 shares as adjusted) (1)..................           1           10,322
Additional paid-in capital.......................................................         999        9,347,053
Accumulated deficit (2)..........................................................    (153,411)        (153,411)
                                                                                 ------------      -----------
Total stockholders' equity.......................................................$   (152,411)      $9,203,964
                                                                                 ============      ===========

 (1) Does not include 60,000 shares of Common Stock issuable upon exercise of outstanding options under the Company's incentive stock option plan and 96,443 shares of Common Stock issuable under certain warrants granted to the Company's organizers. The "as adjusted amounts include an additional 32,151 shares issued to certain organizers of the Company and the Bank. See "Management - Incentive Stock Option Plan" and "Management - Organizers' Warrants."

(2) The accumulated deficit as of November 30, 1997, is comprised primarily of pre-opening expenses related principally to legal and professional fees incurred in the regulatory application process, creation of the holding company, office occupancy costs and supplies. In addition, Lewis S. Albert and Todd H. Katz have been receiving consulting fees from the Company since June 15, 1997. The accumulated deficit will continue to increase prior to the Bank's commencement of operations, and will then increase further as expected initial operating losses are incurred. Additional employees will be hired prior to the opening of the Bank and further salary expenses and training costs will be incurred at such time. Additional professional fees will also be incurred in connection with this offering and other corporate matters.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

      The Company is still in a development stage and will remain in that stage until the offering of the Company's Common Stock is completed and the Bank commences operations. The Company has funded its start-up and organization costs through $366,000 in advances from the organizers to the Company. Under the terms of these advances, the organizers will receive repayment in full on or about the closing of this offering, in shares of Common Stock valued at the Price to Public. The net proceeds of the offering will be segregated until the Bank's receipt of final approvals from the OCC and the FDIC to commence banking operations, but will be available for certain organizational and pre-opening expenses of the Company and the Bank. The Company believes that the net proceeds of the offering will satisfy the Company's cash requirements for at least the first 12 month period following the opening of the Bank. Accordingly, the Company does not anticipate that it will be necessary to raise additional funds for the operation of the Company and the Bank over the next twelve months. For additional information regarding material expenditures during such period, see "Use of Proceeds." For information regarding the increase in Company employees following the opening of the Bank, see "Business - Employees." For additional information regarding the plan of operations for the Company and the Bank see "Business" and "Management."
                                    BUSINESS

GENERAL

      The Company was incorporated under the laws of the State of Florida on August 7, 1997 under the name Gulf Coast Bancorp, Inc. and changed its name to Tarpon Coast Bancorp., Inc. on December 23, 1997. The Company was formed to own all of the common stock of the Bank and to engage in the business of a bank holding company under the BHC Act. The Bank is organizing as a national banking association with depository accounts to be insured by the FDIC to the extent permitted by law. The Bank intends to offer a full range of commercial and consumer banking services primarily within the Bank's designated PMA. The PMA includes the northern part of Charlotte County, Florida (including the communities of Port Charlotte and Punta Gorda) and the southeastern part of Sarasota County (including the community of North Port). The Bank's Extended Market Area encompasses all of Charlotte and Sarasota Counties. The Company and the Bank have applied for all necessary regulatory approvals. Assuming such regulatory approvals are received and the successful completion of this offering, the Company and the Bank anticipate commencing business in a leased temporary modular facility in the first quarter of 1998 to be located in Port Charlotte. On December 11, 1997, the Bank received OCC Preliminary Approval. This date is only an estimate and is subject to many factors inherent in the regulatory approval process. The Bank intends to commence business as soon as reasonably possible upon completion of the offering and satisfaction of conditions to which certain of its regulatory approvals is subject. See "Risk Factors - Governmental Regulation and Monetary Policy". The Company currently maintains its offices at 4055 Tamiami Trail, Suite A-6, Port Charlotte, Florida 33952. Upon completion of the Bank's facility, the address will be 1490 Tamiami Trail, Port Charlotte, Florida 33948. The Company's telephone number is (941) 625-1744.

BACKGROUND

        The liberalization of Federal and State of Florida interstate banking laws in recent years has led to substantial consolidation of the banking industry in Florida and the Southwest Florida area. Since the early 1980s, several of the area's locally owned or locally managed financial institutions have been acquired by large regional bank holding companies. Members of the Board, all of whom have been participants or observers of the local banking scene for many years, have noticed the need for a locally owned, highly service-oriented banking organization to fill a void created by this consolidation in the banking industry. Specifically, the Board believes that the area could greatly benefit from a financial institution whose focus would be to serve the business and personal banking needs of local entrepreneurs and local business owners. The Board also believes that this niche is currently being under-served by other banks.

      In the opinion of the Company's management, this situation has created a favorable opportunity for a new commercial bank with headquarters in the Port Charlotte area. Management of the Company believes that such a bank can attract those clients who prefer to conduct business with a locally-managed institution that demonstrates an active interest in their businesses and personal financial affairs. The Company believes that a locally managed institution will be better able to deliver more timely responses to client requests, provide customized financial products or services addressing out-of-the-ordinary matters and offer the personal attention of senior banking officers. The Bank will seek to take advantage of this opportunity by emphasizing in its marketing plan the Bank's local management and the Bank's ties and commitment to the local community.

      The Company and the Bank to date have conducted no business other than matters incidental to their organization, including negotiations with additional prospective executive officers. Following completion of this offering and before commencement of operations, the Bank intends to occupy and furnish its temporary office, hire and train staff, purchase or lease and install equipment necessary to transact business, establish correspondent banking relationships and make other arrangements for necessary services

BUSINESS STRATEGY

      The Bank intends to concentrate on the financial services needs of individuals and local businesses. A cornerstone of the Bank's business strategy will be to emphasize the Bank's local management and its commitment to the Bank's market area. Lewis S. Albert, the Chairman of the Board and Chief Executive Officer of the Company and the Bank, has 20 years of experience serving the banking industry both in executive management capacities and as a service professional. Mr. Albert most recently served as Senior Vice President and Chief Financial Officer of Southwest Banks, Inc. a community multi-bank holding company headquartered in Southwest Florida until its acquisition by F.N.B. Corporation in 1997. Todd H. Katz, Vice Chairman, President and General Counsel of the Company and the Bank, recently served as General Counsel and managed the Shareholder Relations Department at Southwest Banks,

Inc. The directors of the Company believe that the officers of the Company represent a range of business, banking and investment knowledge and expertise. The Company directors believe that the years of experience and existing contacts of the senior officers offer the Bank a substantial opportunity to attract new relationships for the Bank.

      In addition, the Company intends to hire two additional experienced individuals to serve as Senior Vice Presidents of the Bank. One such individual will serve as the Bank's Senior Lending Officer and has experience in that capacity within the Bank's market area. The second such individual will serve as the Bank's Senior Operations Officer and have experience in that capacity with community banks in the Southwest Florida area.

      The Bank intends to encourage its employees to be active in the civic, charitable and social organizations located in the local communities. Most of the Company's directors currently hold, and have held in the past, leadership positions in a number of community organizations, and intend to continue this active involvement in future years. Other members of the management team will also be encouraged to volunteer for such positions.

      The Company's goal is to create a "customer-driven" organization focused on providing high value to clients by promptly delivering products and services matched directly to their needs. The Bank will strive to establish a high standard of quality in each service it provides and the employees of the Bank will be expected to emphasize service in their dealings with clients. Because the Bank intends to commence operations with a staff of fewer than 15 full time employees, these employees will need to be flexible in the duties they perform in an effort to satisfy clients. However, management believes that the use of current technology will permit each employee to devote more time and attention to personal service, respond more quickly to a client's requests and deliver services in the most timely manner possible. Management expects this "high touch-high tech" manner of operations to be appealing to clients.

      Upon its opening, the Bank is planning to undertake a marketing campaign utilizing an officer calling program and community-based promotions. The campaign will emphasize the Bank's independence, local management and special focus on client service. All employees will be expected to actively market the Bank's services.

      The Bank's initial legal lending limit will be approximately $1,125,000. The Board of Directors will establish an "in-house" limit that will be somewhat lower than the Bank's legal lending limit. The Board may from time to time raise or lower the "in-house" limit as it deems appropriate to comply with safe and sound banking practices and respond to overall economic conditions. Initially, this limit will affect to a degree the ability of the Bank to seek relationships with the area's larger businesses. However, in light of senior management's previous experience and the relationships with a number of the region's other financial institutions, the Bank may originate loan volumes in excess of its lending limit and sell participations in such loans to other banks. Likewise, it is quite possible that the Bank will purchase participations from other area institutions. See "Risk Factors - Lending Risks and Lending Limits".

PRODUCTS AND SERVICES

      It is anticipated that the Bank's hours of operation will initially be 8:30 a.m. to 6:00 p.m., Monday through Friday and from 8:30 to 12:30 on Saturday. In addition, the Bank's employees will be available to clients wishing to make appointments outside traditional banking hours, either at the Bank or at the clients' homes or businesses. By providing "appointment banking," the Bank intends to demonstrate its high level of responsiveness and service to its clients.

      The Bank intends to offer a range of deposit services, including checking accounts, NOW accounts, savings accounts and time deposits of various types. The transaction accounts and time certificates will be tailored to the principal market area at rates competitive with those offered in the area. All deposit accounts will be insured by the

FDIC up to the maximum amount permitted by law. The Bank intends to solicit these accounts from individuals, businesses, associations, organizations, financial institutions and government authorities. It does not intend to accept brokered deposits. The Bank may also use alternative funding sources as needed, including advances from Federal Home Loan Banks, conduit financing and the packaging of loans for securitization and sale.

      The Bank will offer a range of short to intermediate term personal and commercial loans. The Bank intends to make personal loans directly to individuals for various purposes, including purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvements, education and personal investments. The Bank anticipates that it will retain substantially all of such loans. The Bank intends initially to offer only balloon payment and adjustable rate mortgages. It does not anticipate offering long-term fixed rate mortgage products, except through an arrangement with outside providers. The Bank expects that any fixed rate residential mortgage loans it generates will be sold to third party investors, though with respect to some of such loans, the Bank may continue to service the loans for a fee. Commercial loans are expected to be made primarily to small and mid-sized businesses. These loans will be both secured and unsecured and will be available for general operating purposes, acquisition of fixed assets, including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable as well as any other purpose considered appropriate.

      The Bank currently plans to offer other services, including credit cards, money orders, traveler's checks, automated teller services with access to one or more regional or national automated teller networks and safe deposit services. Although the Bank has been involved in discussions with a number of vendors regarding the provision of such services, the Bank does not expect to make final decisions with respect to the providers of such services until approximately 60 days before its commencement of business. The Bank also intends to establish relationships with correspondent banks and other financial institutions to provide other services for its clients, including requesting correspondent banks to participate in loans where the loan amount exceeds the Bank's policies or legal lending limit.

      Many of the data processing services, including on-line teller service, will be purchased on a contract basis, reducing the number of persons otherwise required to handle the operational functions of the Bank. The Bank is in the process of discussing arrangements with potential data processing companies.

ASSET/LIABILITY MANAGEMENT

      It will be the objective of the Company and the Bank to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain of the officers of the Bank will be responsible for monitoring policies and procedures that are designed to insure acceptable composition of the asset/liability mix, and stability and leverage of all sources of funds while adhering to prudent banking practices. It also will be the overall philosophy of management to support asset growth primarily through growth of deposits, which include deposits of all categories made by individuals, partnerships and corporations. Management of the Bank will seek to invest the largest portion of its assets in commercial, consumer and real estate loans. Bank management also will view the Bank's investment portfolio as a source of liquidity and as a means to balance its asset/liability mix. The Bank will invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, or other taxable securities and in certain obligations of states and municipalities. The Bank also will enter into Federal Funds transactions with its principal correspondent banks, which represent a short term (generally overnight) loan from one bank to another, to balance its liquidity needs.

      The Bank intends to monitor its asset/liability mix on a daily basis and a quarterly report reflecting interest-sensitive assets and interest-sensitive liabilities will be prepared and presented to the Bank's Asset and Liability

Management Committee. The objective of this policy will be to manage liquidity and control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on the Bank's earnings.

MARKET AREA

Overview

      The Bank anticipates that the PMA for its services will be the Northern part of Charlotte County, Florida and the Southeastern part of Sarasota County, Florida. The communities of Port Charlotte and North Port are located in Charlotte County and Sarasota County, respectively, on the Southwest coast of Florida. Port Charlotte is part of the Punta Gorda MSA and North Port is part of the Sarasota-Bradenton MSA. However, the Port Charlotte and North Port areas are contiguous and form one market area, which the Bank considers its PMA. The PMA is located approximately 40 miles south of Sarasota and 40 miles north of Ft. Myers. Port Charlotte is unincorporated and North Port is incorporated. Both communities were created and developed in the late 1950s. The PMA encompasses an area of approximately 120 square miles.

      The population of Charlotte County (which is also in the Punta Gorda MSA) was 132,000 in 1996 and the population of Port Charlotte, at 48,000, comprised 36% of the County and the MSA. The population of North Port was 15,000, or 5% of Sarasota County's population and 3% of the population of the Sarasota-Bradenton MSA. The total population of the PMA in 1996 was 63,000, with 76% of the population in Port Charlotte and 24% in North Port. The Bank's Extended Market Area encompasses all of Charlotte and Sarasota Counties.

      The Primary and Extended Market Areas offer recreational facilities, cultural events, resorts, commercial office parks, residential developments, major transportation routes, shopping centers, and entertainment areas. Access to the area is by Interstate 75 and U.S. 41. Air service is through the Sarasota/Bradenton International Airport and the Southwest Florida International Airport in Ft. Myers, both less than an hour's drive from the area. The area's annual average temperature of 75(0) provides comfortable year-round living.

Population

      According to the Charlotte County Chamber of Commerce, Inc. Statistical Prospectus, the U.S. Department of Commerce rated the Punta Gorda MSA, of which Port Charlotte is a part, the "#1 Fastest growing metropolitan employment area in the United States, for the period from 1993 through 2005." Seasonal population, which includes part-time residents who may live for several months in Charlotte County while maintaining another residence elsewhere, increases from January through April, thereby increasing the population of the PMA during that time.

      The historical growth rate for the past five years was 15.3% in Port Charlotte and 28.3% in North Port. These growth rates are higher than the historical growth rates during the past five years of 6.6% for the United States and 10.8% for Florida. In Charlotte County approximately 48% of the population is over 55. This is reflective of the populations in the PMA. However, low taxes, a below average cost of living, and a healthy business environment are attracting young professionals to the area, as well as retirees.

Industry and Employment

      Port Charlotte and North Port are part of one of the fastest growing areas of the country. Business and entertainment service industries, retail trade, government, construction, real estate, finance/ insurance, health care and transportation/communication/ utility form the basis for the area's business economy. Commercial construction of small shopping centers and small office parks are in progress throughout the area (and throughout the Extended

Market Area). Until the late 1950s and early 1960s, agriculture was a major economic basis for the area. Although not as important as it once was, agriculture remains a part of the area's industry, with citrus crops, nurseries, and vegetables making up the bulk of the agriculture business.

      The largest employers in Charlotte County are the Charlotte County Schools, the Charlotte Regional Medical Center, Fawcett Memorial Hospital, Publix Super Market, the Charlotte Corrections Institute, and St. Joseph Hospital. Other large employers include WalMart, K-Mart, and Sears. The Charlotte County Government and the City of Punta Gorda also employ a significant number of people. Many North Port residents work in Charlotte County. However, North Port's major business areas include Trott Circle, a small business park, and North Port Industrial Park, a 150+ acre complex anchored by Florida Power & Light.

      Management believes that this diverse and growing commercial base provides potential for business banking services, together with personal banking services for owners and employees of these enterprises.

COMPETITION

      The Bank's intended market area is competitive. There are currently 13 banks and thrifts with 29 offices in the PMA and 24 banks and thrifts representing 151 offices in the Extended Market Area. The Bank will also face competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services. Most of the Bank's competitors have been in business for many years, have established customer bases, are substantially larger, have substantially larger lending limits than the Bank and can offer certain services, including multiple branches and international banking services, that the Bank will be able to offer only through correspondent banks, if at all. In addition, most of these entities have greater capital resources than the Bank, which among other things, may allow them to price their services at levels more favorable to clients and to provide larger credit facilities than could the Bank. The Company anticipates that the Bank's legal lending limit of approximately $1,125,000 will be adequate to satisfy the credit needs of most of its clients and that the needs of its clients in excess of this amount will be met through loan participation arrangements with correspondent banks and others.

      The Bank will compete for loans principally through the range and quality of the services it will provide, interest rates and loan fees. The Company believes that its personal service philosophy will enhance the Bank's ability to compete favorably in attracting individuals and local businesses. The Bank will actively solicit deposit related clients and will compete for deposits by offering clients personal attention, professional service and competitive interest rates.

BANK PREMISES

      The Company currently leases its premises at 4055 Tamiami Trail, Port Charlotte, Florida 33952. The Company has entered into a contract to purchase approximately 1.1 acres of commercially zoned land on which it will build the Bank's main facility, which will also serve as the Company's executive offices. The site is located at 1490 Tamiami Trail, which is at the intersection of U.S. Highway 41 and Murdock Circle, a major intersection in Charlotte County. The surrounding area is mixed-use commercial and industrial properties, including the regional Town Center Mall and Port Charlotte Industrial Park. The intersection is within one-half mile of the center of the area's residential development.

      The banking facility is anticipated to consist of approximately 7,800 square feet of office space and will include a community meeting / board room. The facility will have five inside teller stations, three customer service platform stations, three drive-through lanes, and one drive-up ATM lane.

      A temporary banking facility comprising 1,960 square feet will be leased and located on the site and will be utilized during the construction of the permanent facility. This facility will be leased for a period of one year with monthly lease payments, including equipment, estimated at $4,500 per month, together with a one time $3,700 charge to deliver, install and remove the facility. Site work necessary to accommodate the temporary facility will cost approximately $44,000.

      It is anticipated that the estimated land acquisition cost and improvements will total approximately $875,000; building construction costs will total approximately $984,000; and total costs for equipment and furnishings for the building will total approximately $278,000. The Company has not entered into any agreement with respect to the foregoing expenditures and, accordingly, there is no insurance that the amounts actually incurred by the Company in connection with the foregoing will not exceed the foregoing estimates.

EMPLOYEES

      The Bank intends to commence operations with a staff of fewer than 15 full-time equivalent employees. Lewis S. Albert will serve as the Chairman of the Board, Chief Executive Officer, and Treasurer of the Company and the Bank. Todd H. Katz will serve as Vice Chairman, President, Secretary and General Counsel of the Company and the Bank. The Bank has also identified and obtained employment commitments with its remaining executive officers which are comprised of a Senior Vice President-Senior Lending Officer and a Senior Vice President-Cashier. At present, Messrs. Albert and Katz are the only employees actively involved in the organization of the Company and the Bank and, commencing in June 1997, have each been receiving a monthly consulting fee of $7,000. This fee will be continued until such time as the Bank is authorized to enter into employment agreements. See "Management Employment Agreements."

      The Company will hire additional officers and employees prior to commencement of the Bank's operations. Company management anticipates that the Company will increase its staff from 15 to 21 full-time equivalent employees during the second year of its operations in order to provide for anticipated growth. The Company plans to employ as officers and employees of the Bank primarily persons from the Bank's market areas who have experience in banking. The Company intends to pay competitive salaries to attract and retain such officers and employees.


                                   MANAGEMENT

DIRECTORS AND OFFICERS

      The directors and officers of the Company as of the date hereof, are as follows:

                                                 Positions                         Positions
Name                                Age     with the Company                     with the Bank
----                                ---     ----------------                     -------------
Lewis S. Albert... ..............   45      Chairman of the Board,               Chairman of the Board,
                                            Treasurer, and Chief                 and Chief Executive Officer
                                            Executive Officer

Todd H. Katz.....................   32      Vice Chairman, President,            Vice Chairman, President,
                                            Secretary and General Counsel        Secretary and General Counsel

Mark O. Asperilla, M.D....          43      Director                             Director

James R. Baker.................     60      Director                            Director

Billie A. Barger.................   69      Director                            Director

James C. Brown................      58      Director                            Director

Gerald P. Flagel ................   61      Director                            Director

Gina D. Hahn....................    65      Director                            Director

Larry A. Tenbusch............       40      Director                            Director

      The Company has a classified board of directors, with directors serving staggered three-year terms. The terms of Mr. Brown, Mrs. Hahn and Mr. Tenbusch, as Class I directors, expire in April, 1998, the terms of Messrs. Albert, Asperilla and Flagel, as Class II directors, expire in April, 1999, and the terms of Messrs. Baker, Barger and Katz, as Class III directors, expire in April, 2000. There are no family relationships among any of the Company' directors, officers or key personnel, except that Gina D. Hahn is the mother-in-law of Todd H. Katz . Officers of the Company and the Bank will be elected annually by their respective Boards of Directors.

COMMITTEES OF THE BANK

      The Board of Directors will establish various working committees of its members. Committees will meet routinely and will report directly to the entire Board of Directors. The Board Committees will include:

      Asset - Liability Management Committee - Responsible for (i) overall investment strategy, including liquidity and risk management, (ii) monitoring deposit level trends and pricing, (iii) monitoring asset level trends and pricing, and (iv) portfolio investment decisions, and (v) establishing appropriate levels of insurance.

      Audit, Compliance and CRA Committee - Responsible for (i) insuring the Board receives objective information regarding policies, procedures and controls of the Bank including auditing, accounting, internal accounting controls, financial reporting, (ii) recommending the appointment of an independent auditor on an annual basis, (iii) reviewing independent auditor's report and management's response, (iv) reviewing all reports from regulatory authorities and management's response, (v) establishing independent reviews and audits (vi) insuring the Bank is in full compliance with all pertinent regulations and laws;
(vii) establishing an appropriate and independent testing program for compliance, (viii) developing a proactive CRA program, (ix) developing programs to insure compliance with Fair Lending Laws, and (x) establishing appropriate levels of insurance.

      Compensation Committee - Responsible for (i) establishing appropriate levels of compensation throughout the Bank, (ii) analyzing compensation levels on an annual basis, (iii) recommending overall compensation increases and changes in benefits to the Board for approval, (iv) establishing policies with regard to compensation and benefits at the Bank; and (v) recommending all compensation increases, benefit changes and bonuses for senior officers to the Board for approval.

      Loan Committee - Responsible for (i) establishing, in conjunction with management, and approving all major policies and procedures pertaining to credit, (ii) establishing a loan approval system, (iii) reviewing all loans in excess of specific amounts determined in policies and procedures, (iv) reviewing all past due reports, rated loan reports, real estate owned, non-accrual reports, and other indicators of overall loan portfolio quality, (v) assuring adequate funding of the loan loss reserve exists, and (v) handling other matters pertaining to the credit function, such as yields and loan concentrations.

EXPERIENCE OF DIRECTORS AND OFFICERS

      The experience and backgrounds of the directors and executive officers of the Company and the Bank are summarized below.

DIRECTOR, CHAIRMAN AND CHIEF EXECUTIVE OFFICER - LEWIS S. ALBERT

      Mr. Albert will be the Chairman, Treasurer and CEO for the Company and the Bank. He is a Certified Public Accountant with 17 years experience at Deloitte and Touche. From 1993 until May 1997, Mr. Albert was the Senior Vice President and Chief Financial Officer for a $750 million multi-bank holding company in Florida, Southwest Banks, Inc., that was acquired by an out-of-state holding company. At Southwest Banks, Mr. Albert was responsible for financial and regulatory reporting, tax planning and compliance, strategic financial planning, investor relations, merger and acquisition analysis and implementation, capital formation, budget management, and supervision of all affiliate financial, corporate legal, compliance and internal audit functions. Mr. Albert also was involved with retail and support functions at Southwest Banks, including product selection and pricing, systems development and modification, employee benefit plan issues and executive compensation matters. From 1992 until 1993, Mr. Albert was President of Trebla Sales, Inc., a distributor of medical diagnostic equipment and supplies. Mr. Albert has been actively involved in the South Florida business community, having served as Secretary/Treasurer of the Board for the South Florida Manufacturers Association, a member of the Fort Lauderdale Chamber of Commerce, a member of the South Florida Business Council, and as Chairman of the Chamber's Florida Industry Appreciation Week Committee.

DIRECTOR, VICE CHAIRMAN  AND PRESIDENT  - TODD H. KATZ

      Mr. Katz, a banking attorney with both private practice and in-house experience, will be the Vice Chairman, President, Secretary and General Counsel of the Company and the Bank. He served as General Counsel of Southwest Banks, Inc. from February 1993 to May 1997, with oversight of the holding company's and its subsidiaries' legal and regulatory affairs, while directing the holding company's shareholder relations and services departments. While at Southwest Banks, Inc., Mr. Katz was involved in various financial, retail and planning aspects for the holding company and its banks, including extensive involvement in structuring the holding company's acquisition and branching objectives. From January through December 1992, Mr. Katz directed the political campaign for Rob Quartel, a candidate vying to represent Florida in the U.S. Senate. Prior to organizing the campaign, Mr. Katz was an attorney with the banking firm of Miller, Hamilton, Snider, and Odom. Mr. Katz has been active in the Southwest Florida community through his service as a board member of the Collier County Humane Society and the Youth Development Board and as an active member of the Collier County Bar Association and the Florida Bar.

DIRECTORS

      MARK O. ASPERILLA, M.D. - Born in Manila, Philippines, Dr. Asperilla is a U.S. citizen who has lived in Charlotte County since 1991, when he formed his current medical practice. Dr. Asperilla attended the University of St. Thomas, Manila, Phillippines for his undergraduate and medical degrees. In addition to managing his own medical practice, where he specializes in infectious disease and internal medicine, Dr. Asperilla serves on the Executive Boards of St. Joseph's Hospital and Fawcett Medical Center Hospital and is presently the Secretary of the Charlotte County Medical Society. In addition to serving as a Fellow of the American Board of Internal Medicine,

Dr. Asperilla is the President of two commercial citrus growing entities located in the area, Emerald Groves and A&M Groves.

      JAMES R. BAKER - Mr. Baker moved to Charlotte County in 1969 and established his bio-solids management operations company, J&J Baker Enterprises, in 1984. J&J Baker Enterprises is one of the largest privately owned corporations of its type in Florida, with offices and divisions throughout the State. Mr. Baker has served as President of that concern since its inception and is actively involved in community and business associations, including the Florida Cattleman's Association, the Charlotte County Chamber of Commerce, the Charlotte County Economic Development Council, Charlotte County Pop Warner Football Program, and the Charlotte County Fair Association Livestock and Cattle Sale.

      BILLIE A. BARGER - Mr. Barger has spent over 30 years in the banking and thrift industries, most recently serving as Director, President and Chief Executive Officer of Murdock Florida Bank in Charlotte County, Florida. He has served in various Board of Director capacities for two other institutions in Southwest Florida, having participated in the organization of Seminole Savings Bank in St. Petersburg, Florida in 1983. Mr. Barger has also held Executive Management positions with four institutions since 1974. Since 1989, Mr. Barger has served as President of Bar-ton of Pinellas, Inc. d/b/a Northwest Mobile Marts. He has been active in area civic groups including the Rotary Club of Charlotte County as a member of the Board of Directors, and the Charlotte County Chamber of Commerce and Economic Development Committee. He has also served as past president for a number of civic groups including the Greater Seminole Area Chamber of Commerce and the Southwest Florida Council for the Boy Scouts of America.

      JAMES C. BROWN - Mr. Brown moved to Charlotte County in 1982 from his home state of Ohio to expand his concrete manufacturing company, Miami-Valley Concrete, for which he has served as President since 1975. The company has plants in Ohio and Florida and is a supplier of concrete products to construction and real estate development concerns. Mr. Brown is an active member of the North Port Builders Association, the Charlotte Building Contractors Association, and the Florida Independent Concrete and Associated Products, Inc.

      GERALD P. FLAGEL - Mr. Flagel graduated from Northwestern University and the Ohio State University College of Law. He is an attorney and CPA specializing in tax matters. He was the managing partner of a regional CPA firm in Dayton, Ohio, his native state, until 1989 when he relocated to Naples, Florida, where he has since practiced under Gerald P. Flagel, P.A., a tax and accounting firm. Mr. Flagel helped found the Jewish Federation of Collier County and was that organization's first president, and he currently sits on its board. He is active in Temple Shalom and the Naples Philharmonic Center for the Arts.

      GINA D. HAHN - A New Jersey native and a seasonal visitor to Southwest Florida since 1969, Ms. Hahn relocated to Naples, Florida, in 1978. With her husband, she founded Jewel Equities Corporation, a real estate development and operating company located in upstate New York that recently purchased substantial acreage in North Port. Ms. Hahn has overseen Jewel Equities Corporation's operations as Vice President since 1968. Ms. Hahn served as the Republican Party's Chairman of the 14th Congressional District from 1995 through 1996 and served two terms as the President of the 200 member Women's Republican Club of Naples. She has served as the Second Vice President of the Florida Federation of Republican Women since January 1997 and has been re-elected to four-year terms as Republican State Committeewoman from Collier County since 1982.

      LARRY A. TENBUSCH - Born in Michigan, Mr. Tenbusch moved to North Port in 1975 and, with his father, founded Tenbusch Construction. He has served as President of the company since 1983, which is a high quality custom homebuilder. He also served as the founding President of the North Port Contractors Association. Mr. Tenbusch currently serves as Chairman of both the Certificate Licensing Board and the Building and Construction Advisory Board for the City of North Port.

EXECUTIVE OFFICERS OF THE BANK

      In addition to Messrs. Albert and Katz, the Company also anticipates that the Bank will hire two additional experienced individuals to serve as Senior Vice Presidents of the Bank. One such individual will serve as the Bank's Senior Lending Officer and have experience in that capacity within the Bank's PMA. The second such individual will serve as the Bank's Senior Operations Officer and will have experience in that capacity with community banks in the Southwest Florida area.

EMPLOYMENT AGREEMENTS

      The Company intends to enter into employment agreements with Messrs. Albert and Katz. Each contract will be for a term effective upon the date employment commences and run through the second anniversary from the date the Bank receives its charter from the OCC. Unless renewed prior to the end of the term, the contracts will provide that they be treated as a termination "without cause" requiring severance benefits as discussed in the paragraph that follows. The agreements further will provide for participation in the Company's health, life, disability and retirement plans and the payment of club membership dues. The agreements also will provide for the grant of options to purchase shares of Common Stock under the Company's stock option plan. See " Incentive Stock Option Plan."

      The employment agreements will be terminable at any time by the Company's Board of Directors. The agreements will provide severance benefits in the event the executive is terminated "without cause" or his employment contract is not renewed at the end of its term, including severance compensation equal to 100% of his then current annual salary (including any incentive compensation) paid during the full year preceding the notice of termination, together with the value (if any) of stock options held by the executive whether or not vested. The Company may terminate the agreements at any time for "cause" without incurring any post-termination obligations. Upon a change in control, as defined, each executive may, at his option, be paid severance benefits on the same basis as discussed above. The agreements also will provide for the issuance of Incentive Stock Options to the Executive Officers of the Company and the Bank at an exercise price equal to that in this offering of Common Stock of $10 per share. See "Incentive Stock Option Plan."

INCENTIVE STOCK OPTION PLAN

      The Company's Board of Directors and initial stockholders have adopted an Incentive Stock Option Plan to promote equity ownership of the Company by selected officers and employees of the Company and the Bank, to increase their proprietary interest in the success of the Company and to encourage them to remain in the employ of the Company.

      ADMINISTRATION. The Stock Incentive Plan will be administered by the Company's Compensation Committee (the "Committee"), which is comprised of at least two non-employee directors appointed by the Company's Board of Directors. The Committee will have the authority to select the officers and employees to whom awards may be granted, to determine the terms of each award, to interpret the provisions of the Incentive Stock Option Plan and to make all other determinations that it may deem necessary or advisable for the administration of the Incentive Stock Option Plan.

      The Stock Incentive Plan provides for the grant of "incentive stock options," as defined under Section 422(b) of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 125,000 shares of Common Stock for issuance under the Stock Incentive Plan. In general, if any award granted under the Stock Incentive Plan expires, terminates, is forfeited or is canceled for any reason, the shares of Common Stock allocable to such award may again be made subject to an award granted under the Incentive Stock Option Plan.

      AWARDS. Officers and policy-making employees of the Company and the Bank are eligible to receive grants under the Incentive Stock Option Plan. Awards may be granted subject to a vesting requirement and in any event will become fully vested upon a merger or change of control of the Company. The exercise price of incentive stock options must at least equal the fair market value of the Common Stock subject to the option (determined as provided in the plan) on the date the option is granted.

      An incentive stock option granted under the Incentive Stock Option Plan to an employee owning more than 10% of the total combined voting power of all classes of capital stock of the Company is subject to the further restriction that such option must have an exercise price of at least 110% of the fair market value of the shares of Common Stock, issuable upon exercise of the option (determined as of the date the option is granted) and may not have an exercise term of more than five years. Incentive stock options are also subject to the further restriction that the aggregate fair market value (determined as of the date of grant) of Common Stock as to which any such incentive stock option first becomes exercisable in any calendar year, is limited to $100,000. To the extent options covering more than $100,000 worth of Common Stock first become exercisable in any one calendar year, the excess will be nonstatutory options. For purposes of determining which, if any, options have been granted in excess of the $100,000 limit, options will be considered to become exercisable in the order granted.

      Each officer and key employee eligible to participate in the Incentive Stock Option Plan will be notified by the Committee. To receive an award under the Incentive Stock Option Plan, an award agreement must be executed which specifies the type of award to be granted, the number of shares of Common Stock to which the award relates, the terms and conditions of the award and the date granted. In the case of an award of options, the award agreement will also specify the price at which the shares of Common Stock subject to the option may be purchased, and the date(s) on which the option becomes exercisable.

      The full exercise price for all shares of Common Stock purchased upon the exercise of options granted under the Incentive Stock Option Plan must be paid by cash, personal check, personal note, award surrender or Common Stock owned at the time of exercise. Incentive stock options granted to employees under the Incentive Stock Option Plan may remain outstanding and exercisable for 10 years from the date of grant or until the expiration of 90 days (or such lesser period as the Committee may determine) from the date on which the person to whom they were granted ceases to be employed by the Company. Options granted under the Plan are exercisable in increments of 10% per year commencing on the date of grant.

      INCOME TAX. Incentive stock options granted under the Stock Incentive Plan have certain advantageous tax attributes to the recipient under the income tax laws. No taxable income is recognized by the option holder for income tax purposes at the time of the grant or exercise of an incentive stock option, although neither is there any income tax deduction available to the Company as a result of such a grant or exercise. Any gain or loss recognized by an option holder on the later disposition of shares of Common Stock acquired pursuant to the exercise of an incentive stock option generally will be treated as capital gain or loss if such disposition does not occur prior to one year after the date of exercise of the option.

      AMENDMENT AND TERMINATION. The Incentive Stock Option Plan expires 10 years after its adoption, unless sooner terminated by the Board of Directors. The Board of Directors has authority to amend the Plan in such manner as it deems advisable. The Plan provides for appropriate adjustment, as determined by the Committee, in the number and kind of shares subject to unexercised options, in the event of any change in the outstanding shares of Common Stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event.

ORGANIZERS' WARRANTS

      The Company's Board of Directors and its initial stockholders have adopted a warrant plan to compensate its non-employee organizers for their efforts in and funding of the organization of the Company and the Bank. The Company intends to issue warrants to purchase 0.34 shares of Common Stock for each share of Common Stock purchased by such organizers prior to commencement by the Bank of its banking business. The exercise price will be $10 per share, the offering price of the Common Stock being offered herein. The warrants will vest over a four year period (25% per year) commencing at the date of issuance and will have a term of 10 years from the issuance date at which time they will expire. The warrant agreement further provides for a call provision in the event the Bank is determined to require additional capitalization under supervisory order, and if not honored when called, will terminate at that time. The Company has reserved 96,443 shares of its Common Stock for issuance thereunder.


                              CERTAIN TRANSACTIONS

ORGANIZATIONAL ADVANCES

      The organizers of the Company and the Bank have advanced to the Company an aggregate of $366,000 for use in connection with organizational and capital raising expenses. All such amounts advanced to the Company from its organizers do not bear interest. Such advances will be repaid in the form of shares of Common Stock sold in this offering, valued at the offering price of $10 per share. In compensation for their efforts in and funding of the organization of the Company and the Bank, the Company will grant certain warrants to the non-employee organizers to purchase Common Stock of the Company for $10 per share. See "Principal Shareholders" and "Management - Organizers' Warrants."

BANKING TRANSACTIONS

      It is anticipated that the directors and officers of the Company and the Bank and the companies with which they are associated will have banking and other transactions with the Company and the Bank in the ordinary course of business. All transactions between the Company and affiliated persons, including 5% stockholders, will be on terms no less favorable to the Company than could be obtained from independent third parties. Any loans and commitments to lend to such affiliated persons or entities included in such transactions will be made in accordance with all applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties of similar creditworthiness.

INDEMNIFICATION

      The Articles of Incorporation and Bylaws of the Company provide for the indemnification of directors and officers of the Company and the Bank, including reasonable legal fees, incurred by such directors and officers while acting for or on behalf of the Company or the Bank as a director, officer, employee or agent, subject to certain limitations. See "Description of Capital Stock - Certain Anti-Takeover, Indemnification and Limited Liability Provisions." The Company expects to purchase directors' and officers' liability insurance for directors and officers of the Company and the Bank.

                             PRINCIPAL SHAREHOLDERS

      Except for 100 shares issued to Lewis S. Albert and Todd H. Katz for the sole purpose of incorporating the Company and electing its directors, the Company has not yet issued any Common Stock. These organizational shares will be repurchased by the Company at their $1,000 cost concurrently with the closing of this offering. See "Description of Capital Stock - Common Stock." The following table sets forth certain information with respect to the anticipated beneficial ownership of Common Stock after the sale of shares offered hereby, by: (i) each person expected by the Company to beneficially own more than 5% of the outstanding Common Stock; (ii) each of the current directors and executive officers of the Company and the contemplated directors and executive officers of the Bank; and (iii) all such directors and executive officers of the Company and the Bank as a group. All share numbers are provided based upon estimates, supplied to the Company by the persons listed below, of the number of shares of Common Stock expected to be purchased in this offering by such persons, including shares which may be issued to certain directors in full or partial satisfaction of advances made to the Company. See "Certain Transactions Organizational Advances." Depending upon their individual circumstances at the time, each of such individuals may purchase a greater or fewer number of shares than indicated in the following table.


                                                     Number of shares
                                                     beneficially owned            Percentage of outstanding
Name                                                 after this offering (1)       shares owned after this offering
----                                                 -----------------------       --------------------------------
DIRECTORS AND EXECUTIVE OFFICERS
Lewis S. Albert                                                  4,500                            0.44%
Mark O. Asperilla                                               13,017                            1.26%
James R. Baker                                                  10,847                            1.05%
Billie A. Barger                                                 1,084                            0.11%
James C. Brown                                                  10,847                            1.05%
Gerald P. Flagel                                                21,695                            2.10%
Gina D. Hahn                                                    10,847                            1.05%
Todd H. Katz                                                     4,500                            0.44%
Larry A. Tenbusch                                                6,508                            0.63%
                                                                ------                            ----
Directors and executive officers as a group (9                  83,845                            8.05%
individuals)

(1) The information contained in this column is based upon information furnished to the Company by the persons named above and the members of the designated group. The nature of beneficial ownership for shares shown in this column is sole voting and investment power. Inclusion of shares shall not constitute an admission of beneficial ownership or voting or investment power over included shares. The shares set forth above also include as to each director the number of shares listed below, which represents shares the individual will have the right to acquire pursuant to then presently exercisable options and warrants.

                  Name of Individual                          Number of Shares
                  ------------------                          ----------------
                  Lewis S. Albert                                    2,000
                  Mark O. Asperilla                                  1,017
                  James R. Baker                                       847
                  Billie A. Barger                                      84
                  James C. Brown                                       847


                  Gerald P. Flagel                                   1,695
                  Gina D. Hahn                                         847
                  Todd D. Katz                                       2,000
                  Larry A. Tenbusch                                    508
                                                                   -------
                                                                     9,845


                           SUPERVISION AND REGULATION

      Banks and their holding companies, and many of their affiliates, are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations affecting the Company and the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of the Company and the Bank. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Company and the Bank. See "Risk Factors -- Government Regulation and Monetary Policy." Supervision, regulation, and examination of banks by regulatory agencies are intended primarily for the protection of depositors, rather than shareholders.

      Bank Holding Company Regulation. The Company is a bank holding company registered with the Federal Reserve under the BHC Act. As such, the Company is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve. The Company is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year, and such additional information as the Federal Reserve may require pursuant to the BHC Act. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, (ii) taking any action that causes a bank to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company.

      The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.

      The BHC Act generally prohibits a bank holding company from engaging in activities other than banking, or managing or controlling banks or other permissible subsidiaries, and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and certain insurance underwriting activities have all been determined by regulations of the Federal Reserve to be permissible activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

      Banks are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank's record in meeting the credit needs of the community served by that bank, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the record of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application.

      Bank Regulation. The Bank will be chartered by the OCC under the National Banking Act. The Bank's deposits will be insured by the FDIC to the extent provided by law. The Bank will be subject to comprehensive regulation, examination and supervision by the OCC. The Bank also will be subject to other laws and regulations applicable to banks. Such regulations include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. The Bank will be examined periodically by the OCC, to whom the Bank will submit periodic reports regarding its financial condition and other matters. The OCC has a broad range of powers to enforce regulations under its jurisdiction, and to take discretionary actions determined to be for the protection and safety and soundness of banks, including the institution of cease and desist orders and the removal of directors and officers. The OCC also has the authority to approve or disapprove mergers, consolidations, and similar corporate actions.

      Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

      In 1989, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was enacted. FIRREA contains major regulatory reforms, stronger capital standards for savings and loan associations and stronger civil and criminal enforcement provisions. FIRREA also provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured institution in danger of default.

      In 1991, the FDIC Improvement Act of 1991 ("FDICIA") was enacted. FDICIA made a number of reforms addressing the safety and soundness of deposit insurance funds, supervision, accounting, and prompt regulatory action, and also implemented other regulatory improvements. Annual full-scope, on-site examinations are required of all insured depository institutions. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. Insured state banks also are precluded from engaging as principal in any type of activity that is impermissible for a national bank, including activities relating to insurance and equity investments. FDICIA also recodified current law restricting extensions of credit to insiders under the Federal Reserve Act.

      Transactions with Affiliates. There are various legal restrictions on the extent to which the Company and any future nonbank subsidiaries can borrow or otherwise obtain credit from the Bank. There also are legal restrictions on the Bank's purchase of or investments in the securities of and purchases of assets from the Company and any of its future nonbank subsidiaries, the Bank's loans or extensions of credit to third parties collateralized by the securities or obligations of the Company and any of its future nonbank subsidiaries, the issuance of guarantees, acceptances, and letters of credit on behalf of the Company and any of its future nonbank subsidiaries, and certain bank transactions with the Company and any of its future nonbank subsidiaries, or with respect to which the Company and nonbank subsidiaries act as agent, participate or have a financial interest. Subject to certain limited exceptions, the Bank may not extend credit to the Company or to any other affiliate in an amount which exceeds 10% of the Bank's capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit transactions between the Bank and the Company or such other affiliates, and such transactions must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. Also, the Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

      Dividends. Dividends from the Bank constitute the primary source of funds for dividends to be paid by the Company. For additional information, see " Risk Factors - No Assurance of Dividends" and "Dividend Policy." There also are various statutory and contractual limitations on the ability of the Bank to pay dividends, extend credit, or otherwise supply funds to the Company. As a national bank, the Bank may not pay dividends from its paid-in surplus. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Florida law applicable to companies (including the Company) provides that dividends may be declared and paid only if, after giving it effect, (i) the company is able to pay its debts as they become due in the usual course of business, and (ii) the company's total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

      Capital Requirements. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies. The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain all ratios well in excess of the minimums. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common stockholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

      FDICIA contains "prompt corrective action" provisions pursuant to which banks are to be classified into one of five categories based upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized" and which require (subject to certain exceptions) the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "significantly undercapitalized" or "critically undercapitalized".

      The OCC has issued final regulations to implement the "prompt corrective action" provisions of FDICIA. In general, the regulations define the five capital categories as follows: (i) an institution is "well capitalized" if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level for any capital measures; (ii) an institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, and has a leverage ratio of 4% or greater; (iii) an institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4%;
(iv) an institution is "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3%; and (v) an institution is "critically undercapitalized" if its "tangible equity" is equal to or less than 2% of its total assets. The OCC also, after an opportunity for a hearing, has authority to downgrade an institution from "well capitalized" to "adequately capitalized" or to subject an "adequately capitalized" or "undercapitalized" institution to the supervisory actions applicable to the next lower category, for supervisory concerns. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or
(vi) divest themselves of all or part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans. These capital guidelines can affect the Company in several ways. After completion of this offering, the Company's capital levels will be in excess of those required to be maintained by a "well capitalized" financial institution. However, rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change the Company's capital position in a relatively short period of time, making an additional capital infusion necessary.

      Additionally, FDICIA requires, among other things, that (i) only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and (ii) the appropriate federal banking agency annually examine all insured depository institutions, with some exceptions for small, "well capitalized" institutions and state-chartered institutions examined by state regulators. FDICIA also contains a number of consumer banking provisions, including disclosure requirements and substantiative contractual limitations with respect to deposit accounts.

      Enforcement Powers. Congress has provided the federal bank regulatory agencies with an array of powers to enforce laws, rules, regulations and orders. Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations.

      Maximum Legal Interest Rates. Like the laws of many states, Florida law contains provisions on interest rates that may be charged by banks and other lenders on certain types of loans. Numerous exceptions exist to the general interest limitations imposed by Florida law. The relative importance of these interest limitation laws to the financial operations of the Bank will vary from time to time, depending on a number of factors, including conditions in the money markets, the costs and availability of funds, and prevailing interest rates.

      Bank Branching. Banks in Florida are permitted to branch state wide. Such branch banking by national banks, however, is subject to prior approval by the OCC. Any such approval would take into consideration several factors, including the bank's level of capital, the prospects and economics of the proposed branch office, and other conditions deemed relevant by the OCC for purposes of determining whether approval should be granted to open a branch office. For information regarding legislation on interstate branching in Florida, see "-- Interstate Banking" below.

      Change of Control. Federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Federal law also imposes restrictions on acquisitions of stock in a bank holding company and a state bank. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company and the OCC before acquiring control of any national bank (such as the Bank). Upon receipt of such notice, the Federal Reserve or the OCC, as the case may be, may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company's or state bank's voting stock, or if one or more other control factors set forth in the Act are present.

      Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, provides for nationwide interstate banking and branching. Under the law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state are permissible subject to certain limitations. Florida also has a law that allows out-of-state bank holding companies (located in states that allow Florida bank holding companies to acquire banks and bank holding companies in that state) to acquire Florida banks and Florida bank holding companies. The law essentially provides for out-of-state entry by acquisition only (and not by interstate branching) and requires the acquired Florida bank to have been in existence for at least three years. Interstate branching and consolidation of existing bank subsidiaries in different states is permissible. A Florida bank also may establish, maintain, and operate one or more branches in a state other than Florida pursuant to an interstate merger transaction in which the Florida bank is the resulting bank. An interstate merger transaction resulting in the acquisition by an out-of-state bank of a Florida bank is not permitted unless the Florida bank has been in existence and continuously operating, on the date of the acquisition, for more than three years.

      Effect of Governmental Policies. The earnings and businesses of the Company and the Bank are affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credit, and deposits, and the interest rates paid on liabilities and received on assets.

INDUSTRY RESTRUCTURING

      For well over a decade, the banking industry has been undergoing a restructuring process which is anticipated to continue. The restructuring has been caused by product and technological innovations in the financial services industry, deregulation of interest rates, and increased competition from foreign and nontraditional banking competitors, and has been characterized principally by the gradual erosion of geographic barriers to intrastate and interstate banking and the gradual expansion of investment and lending authorities for bank institutions.

      Members of Congress and the administration have indicated their intention to consider additional legislation designed to institute reforms to promote the viability of the industry. Certain of the proposals would revise the federal regulatory structure for insured depository institutions; others would affect the nature of products, services, and activities that bank holding companies and their subsidiaries may offer or engage in, and the types of entities that may control depository institutions. There can be no assurance as to whether or in what form any such proposed legislation might be enacted, or what impact such legislation might have upon the Company.


                          DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company presently consists of 10,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value not stated (the "Preferred Stock").

COMMON STOCK

      As of the date of this Prospectus, there were 100 shares of Common Stock issued and outstanding of which Messrs. Albert And Katz held 50 shares each. These shares were issued at a price of $10.00 per share for the sole purpose of incorporating the Company, and for other organizational purposes, and they will be redeemed at cost and canceled concurrently with the closing of this offering. All outstanding shares of Common Stock offered hereby will be fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up the Company and is entitled to participate equally in dividends as and when declared by the Company's Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

      As of the date of this Prospectus, no shares of Preferred Stock were issued or outstanding. The Board of Directors is authorized to fix or alter the rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares then outstanding). The Board of Directors, without shareholder approval, can issue Preferred Stock with the voting and conversion rights described above, which could adversely affect the voting power of the shareholders of Common Stock.


CERTAIN ANTI-TAKEOVER, INDEMNIFICATION AND LIMITED LIABILITY PROVISIONS

      The Company's Board of Directors may authorize the issuance of additional shares of Common Stock or Preferred Stock without further action by the Company shareholders, unless such action is required in a particular case by applicable laws or regulation. The authority to issue additional Common Stock or Preferred Stock provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued Common Stock or Preferred Stock may be issued from time to time for any corporate purposes, including without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions and public and private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of Common Stock or Preferred Stock to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or dividend of Common Stock or Preferred Stock (or right to receive such shares) to the Company's shareholders, may have the effect of discouraging or otherwise increasing the cost of unsolicited attempts to acquire control of the Company. Further, because the Company's Board has the power to determine the voting, conversion or other rights of the Preferred Stock, the issuance of a series of Preferred Stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of the Company's incumbent management. The Company does not currently have any plans or commitments to use its authority to effect any such issuance, but reserves the right to take any action that the Board of Directors deems to be in the best interests of the Company and its shareholders.

      The Company's Bylaws also contain provisions that provide that the Board of Directors shall be divided into three classes as nearly equal in number as the then total number of directors constituting the Board permits, with the total of office of one class expiring each year. The classification of directors has the effect of making it more difficult to change the composition of the Board of Directors. At least two shareholder meetings, instead of one, is required to effect a change in a majority of the Board. The Board believes that the longer time required to elect a majority of a classified Board will help to assure the continuity and stability of the Company's directors and policies in the future, since a majority of the directors at any given time will have prior experience as directors of the Company. The classification provision applies for every election of directors, regardless of whether a change in the Board might arguably be beneficial to the Company and its shareholders and whether or not a majority of the Company's shareholders believes that such a change would be desirable.

      The Company is subject to several provisions under Florida law which may deter or frustrate unsolicited attempts to acquire certain Florida corporations. These statutes, commonly referred to as the "Control Share Act" and the "Fair Price Act," apply to most public corporations organized in Florida unless the corporation has specifically elected to opt out of such provisions. The Company has not elected to opt out of these provisions. The Fair Price Act generally requires that certain transactions between a public corporation and an affiliate must be approved by two-thirds of the disinterested directors or shareholders (not including those shares beneficially owned by an "interested shareholder"). The Control Share Act generally provides that shares of a public corporation acquired in excess of certain specified thresholds will not posses any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. These anti-takeover provisions of Florida law could result in the Company being less attractive to a potential acquiror and/or result in shareholders receiving less for their shares than might otherwise might be available in the event an unsolicited takeover attempt.

      The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the company. A company may indemnify any director, officer, employee or agent against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened or completed civil, criminal, administrative, or investigative proceeding (except an action by the company) against him in his capacity as a director, officer, employee, or agent of the company, or another company if serving in such capacity at the company's request if he (i) acted in good faith;
(ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. Furthermore, a company may indemnify any director, officer, agent or employee against expenses incurred in defense or settlement of any proceeding brought by the company against him in his capacity as a director, officer, employee or agent of the company, or another company if serving in such capacity at the company's request, if he:

(i) acted in good faith; (ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) is not adjudged to be liable to the company (unless the court finds that he is nevertheless reasonably entitled to indemnity for expenses which the court deems proper). A company must repay the expenses of any director, officer, employee or agent who is successful on the merits of an action against him in his capacity as such.

      A Florida company is authorized to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe it was lawful); (ii) a transaction in which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act); or (iv) willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder. A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

      The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify each of its directors and officers to the fullest extent permitted by law, and that the indemnity will include advances for expenses and costs incurred by such director or officer related to any action in regard to which indemnity is permitted. At present, the Company maintains directors' and officers' liability insurance covering its directors and officers against expenses and liabilities arising from certain actions to which they may become subject by reason of having served in such role. Such insurance is subject to the coverage amounts, exceptions, deductibles and other conditions set forth in the policy. There is no assurance that the Company will maintain liability insurance for its directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, the Company expects to have 1,032,151 shares of its Common Stock outstanding. The 1,000,000 shares of the Company's Common Stock purchased in this offering (plus any additional shares sold upon the Underwriter's exercise of its over-allotment option) have been registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and may generally be resold without registration under the Securities Act unless they were acquired by directors, executive officers, or other affiliates of the Company or the Bank (collectively, "Affiliates"). Affiliates of the Company may generally only sell shares of the Common Stock pursuant to the Commission's Rule 144. The Company has issued 32,151 shares to certain organizers of the Company and the Bank which are "restricted securities" under Commission Rule 144 and generally may be sold only in accordance with the provisions of such Rule.

      In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of the Company may sell shares of Common Stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of the Company's Common Stock (10,000 shares immediately after the completion of this offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company.

      The Company and the directors and officers of the Company and the Bank (who are expected to hold an aggregate of approximately 74,000 shares after this offering), have agreed, or will agree, that they will not issue, offer for sale, sell, grant any options for the sale of or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock, in the open market or otherwise, without the prior written consent of the Underwriter for a period of 180 days from the date of this Prospectus. Prior to this offering, there has been no public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock after completion of this offering. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING

      Subject to the terms and conditions contained in an Underwriting Agreement, Robert W. Baird & Co. Incorporated, as Underwriter, has agreed to purchase from the Company an aggregate of up to 1,000,000 shares of Common Stock at the Price to Public less the Underwriting Discounts and Commissions set forth on the cover page of this Prospectus.

       The Underwriting Agreement provides that the Underwriter's obligation thereunder is subject to approval of certain legal matters by its counsel and various other conditions. The Underwriter is obligated to purchase all such shares, excluding shares covered by the over-allotment option granted to the Underwriter, if any are purchased.

      The Company has been advised by the Underwriter that it proposes to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession not in excess of $0.825 per share. However, no underwriting discounts or commissions will be assessed with respect to sales to certain investors identified by the Company to the Underwriter, in writing, prior to the effectiveness of the registration statement, and that the Underwriter and such dealers may reallow a concession not in excess of $0.42 per share to other dealers. The public offering price and concessions and reallowances to dealers may be changed by the Underwriter after the initial public offering.

      Unless waived by the Company, shares of Common Stock will be sold to the public only in minimum lots of 250 shares ($2,500) and any one investor (together with the investor's affiliates) will be permitted to purchase a maximum of 50,000 shares ($500,000).

      The Underwriter has informed the Company that it does not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which it exercises discretionary authority.

      The Company has granted the Underwriter an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 150,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share to be paid by the Underwriter for the other shares of Common Stock offered hereby. The Underwriter may exercise such option only for the purpose of covering any over-allotments of the 1,000,000 shares of Common Stock offered hereby.

      The Company, its directors and executive officers and those of the Bank agreed or will agree with the Underwriter, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock, in the open market or otherwise, without the prior written consent of the Underwriter.

      The Underwriter has advised the Company that it presently intends to make a market in the Common Stock after the commencement of the offering, but no assurance can be made as to the liquidity of the Common Stock or that an active and liquid trading market will develop or, if developed, that it will be sustained. The Underwriter will have no obligation to make a market in the Common Stock, however, and may cause market-making activities, if commenced, to cease at any time.

      The Company and the Underwriter have agreed to indemnify, or to contribute to payments made by, each other against civil liabilities, including civil liabilities under the Securities Act.

      There has been no public trading market for the Common Stock. The offering price of $10 per share was determined by negotiations between the Company and the Underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Several factors were considered in determining the initial offering price of the Common Stock, among them the size of the offering, the desire that the security being offered be attractive to individuals and the Underwriter's experience in dealing with initial public offerings for financial institutions.

      William H. Elett, an employee of the Underwriter, is one of the Bank's organizers. In connection with Mr. Elett's advancement of funds to the Bank for organization expenses, as well as anticipated shares to be purchased by him in the offering, he could receive warrants to purchase up to 14,577 shares of the Common Stock having an exercise price of $10.00 per share.

      In connection with the offering of the Common Stock, the Underwriter and any selling group members and their respective affiliates may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids effected in accordance with Rule 104 of the SEC's Regulation M. Over-allotment is a transaction in which the Underwriter creates a short position for its own account by selling more Common Stock than it is committed to purchase from the Company. To cover all or part of a short position, the Underwriter may exercise the over-allotment option described above or may purchase Common Stock in the open market following completion of the initial offering of the Common Stock. In stabilizing transactions, the Underwriter may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such a transaction. The Underwriter is required to engage in any of the foregoing transactions, and, if commenced, may be discontinued at any time.

                               LEGAL PROCEEDINGS

      Neither the Bank nor the Company is a party to any pending legal proceeding. Management believes there is no litigation threatened in which the Company or the Bank faces potential loss or exposure or which will materially affect stockholders' equity or the Company's business or financial condition upon completion of this offering.

                                 LEGAL OPINIONS

      The legality of the shares of Common Stock being offered hereby will be passed upon for the Company by Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., Orlando, Florida. Holland & Knight LLP, Tampa, Florida is acting as counsel for the Underwriter in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

      The financial statements of the Company included in this Prospectus have been audited by Hill, Barth & King, Inc., independent public accountants, as indicated in their report with respect thereto. Such financial statements have been included herein and in the Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

      The Company has filed a Registration Statement with the Commission in accordance with the provisions of the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the shares of Common Stock offered hereby and to the Company, reference is made to the Registration Statement, including the Exhibits filed as a part thereof, copies of which can be inspected at and copied at the prescribed rates at the Public Reference Section of the Commission Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Commission's regional offices: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York, 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                              FINANCIAL STATEMENTS

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)

                                August 31, 1997






                             - - - o o O o o - - -

                                C O N T E N T S

                                                               P A G E
                                                               - - - -
    Independent Auditors' Report - - - - - - - - - - - - - -     F-2

    Balance Sheet  - - - - - - - - - - - - - - - - - - - - -     F-3

    Statement of Operations  - - - - - - - - - - - - - - - -     F-4

    Statement of Changes in Shareholders Deficit   - - - - -     F-5

    Statement of Cash Flows  - - - - - - - - - - - - - - - -     F-6

    Notes to Financial Statements  - - - - - - - - - - - - -     F-7-9


                             - - - o o O o o - - -

[HILL, BARTH & KING, INC. LETTERHEAD]




Board of Directors
Tarpon Coast Bancorp, Inc.
Naples, Florida

                          Independent Auditors' Report

        We have audited the accompanying balance sheet of Tarpon Coast Bancorp, Inc. formerly known as Gulf Coast Bancorp, Inc. (the Company) as of August 31, 1997 and the related statements of operations, shareholders deficit and cash flows for the period from May 1, 1997 (date of inception) to August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tarpon Coast Bancorp, Inc. as of August 31, 1997, and the results of its operations and its cash flows for the period from May 1, 1997 (date of inception) to August 31, 1997 in conformity with generally accepted accounting principles.

                                                HILL, BARTH & KING, INC.
                                                Certified Public Accountants

Naples, Florida
September 18, 1997, except for Note F,
as to which the date is December 23, 1997

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)
                                 BALANCE SHEET
                                August 31, 1997

                                                                  November 30, 1997
                                                August 31, 1997       (unaudited)
                                                ---------------   -----------------
A S S E T S

Cash and due from banks                             $ 179,874         $ 119,442
                                                    ---------         ---------
             TOTAL CASH AND CASH EQUIVALENTS          179,874         $ 119,442
                                                    ---------         ---------

Equipment - NOTE B                                     10,666            75,188
Deferred offering costs                                 2,100            26,000
Prepaid expenses                                        7,095             1,575
Other assets                                           25,175               175
                                                    ---------         ---------

                                                    $ 224,910         $ 222,380
                                                    =========         =========



LIABILITIES AND SHAREHOLDERS DEFICIT

Liabilities:
   Advances from organizers - Note C                $ 307,000         $ 365,835
   Accrued expenses and other liabilities              16,765             8,956
                                                    ---------         ---------
                         TOTAL LIABILITIES            323,765         $ 374,791
                                                    ---------         ---------
Shareholders Deficit:
   Preferred stock, no stated par,
      2,000,000 shares authorized; no shares
      issued and outstanding                               --                --
   Common stock, par value $.01 per share,
      10,000,000 shares authorized;
      100 shares issued and outstanding                     1                 1
   Additional paid-in capital                             999               999
   Deficit accumulated during the
     development stage                                (99,855)         (153,411)
                                                    ---------         ---------
                TOTAL SHAREHOLDERS DEFICIT            (98,855)         (152,411)
                                                    ---------         ---------
                                                    $ 224,910         $ 222,380
                                                    =========         =========







                 See accompanying notes to financial statements

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)
                            STATEMENT OF OPERATIONS
         Period from May 1, 1997 (date of inception) to August 31, 1997

                                                                          Seven months
                                                     Four months              ended
                                                        ended           November 30, 1997
                                                   August 31, 1997         (unaudited)
                                                   ---------------      -----------------
INCOME

   Interest income                                     $      0             $       2




EXPENSES

   Consulting fees                                       42,000                84,000
   Professional fees                                     44,890                46,707
   Other expenses                                        12,965                22,706
                                                       --------             ---------
                             TOTAL EXPENSES              99,855               153,413
                                                       --------             ---------




                                  NET LOSS             $(99,855)            $(153,411)
                                                       ========             =========
















                 See accompanying notes to financial statements

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)
                    STATEMENT OF SHAREHOLDERS DEFICIT Period
            from May 1, 1997 (date of inception) to August 31, 1997




                                                              Deficit
                                                            Accumulated
                                         Additional          During the                           Total
                         Common           Paid-in            Development        Total       November 30, 1997
                         Stock            Capital               Stage      August 31, 1997      (unaudited)
                         -------         ----------         ------------   ---------------  -----------------
Balance
   May 1, 1997              $0              $  0            $      0         $       0       $       0

Proceeds from
   issuance of
   common stock              1               999                   0             1,000           1,000

Net loss                     0                 0             (99,855)          (99,855)       (153,411)
                            --              ----            --------         ---------       ---------
Balance (deficit)
   August 31, 1997          $1              $999            $(99,855)        $ (98,855       $(152,411)
                            ==              ====            ========         =========       =========





















                 See accompanying notes to financial statements

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS
         Period from May 1, 1997 (date of inception) to August 31, 1997

                                                                                     Seven months
                                                                   Four months          ended
                                                                      ended        November 30, 1997
                                                                 August 31, 1997     (unaudited)
                                                                 ---------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                        $ (99,855)      $(153,411)
     Adjustments to reconcile net loss to
       net cash used in operating
       activities:
           Depreciation                                                    288             759
           Increase in prepaid expenses                                 (7,095)         (1,575)
           Increase in other assets                                    (27,275)        (26,175)
           Increase in accounts payable                                 16,765           8,956
                                                                     ---------       ---------
     NET CASH USED IN OPERATING ACTIVITIES                            (117,172)        (18,035)
                                                                     ---------       ---------


CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of equipment                                         (10,954)        (75,947)
                                                                     ---------       ---------
     NET CASH USED IN INVESTING ACTIVITIES                             (10,954)        (75,947)
                                                                     ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                1,000           1,000
   Proceeds from organizer advances                                    307,000         365,835
                                                                     ---------       ---------
 NET CASH PROVIDED BY FINANCING ACTIVITIES                             308,000         366,835
                                                                     ---------       ---------

 NET INCREASE IN CASH AND CASH EQUIVALENTS                             179,874         119,442

CASH AND CASH EQUIVALENTS
           Beginning of period                                               0               0
                                                                     ---------       ---------
           End of period                                             $ 179,874       $ 119,442
                                                                     =========       =========




                 See accompanying notes to financial statements

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 1997



NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:
         Tarpon Coast Bancorp, Inc. formerly known as Gulf Coast Bancorp, Inc. (the Company) was incorporated under the laws of the state of Florida on August 7, 1997 with an initial capitalization of $1,000. The company is the successor entity to Gulf Coast Community Partners, organized on May 1, 1997 as a general partnership. The Company's activities to date have been limited to the organization of Tarpon Coast National Bank formerly known as Gulf Coast Community Bank, National Association, (the Bank), as well as preparation for a $10,000,000 common stock offering (the Offering). A substantial portion of the proceeds of the Offering will be used by the Company to provide the initial capitalization of the Bank. The start-up of the Bank is contingent upon receiving the approval of various banking regulatory authorities and also a successful completion of the Offering.

Nature of Business:
         The Bank intends to offer a full range of commercial and consumer banking services primarily within the Port Charlotte and Punta Gorda, Florida area.

Use of Estimates:
         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
         Cash, demand balances due from banks and interest bearing deposits in banks are considered cash and cash equivalents for cash flow reporting purposes.

Deferred Offering Costs:
         Deferred offering costs consist of legal and accounting fees related to the initial public stock offering and will be offset against the offering proceeds when received.

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                August 31, 1997


NOTE B - EQUIPMENT

         Equipment at August 31, 1997 consists of the following:

                  EDP equipment                                  $  9,393
                  Construction in progress                          1,561
                                                                 --------
                                                                   10,954
                  Less accumulated depreciation                       288
                                                                 --------
                                                      TOTAL      $ 10,666
                                                                 ========

         Depreciation is computed on the straight-line method over the estimated useful lives of the depreciable assets. Depreciation expense was $288 for the period ended August 31, 1997.

NOTE C - ADVANCES FROM ORGANIZERS

         The Company arranged a series of advances from certain individual organizers in the aggregate amount of $307,000 to pay organizational and pre-opening expenses for the Bank and the Company. The foregoing advances bear no interest and will be converted into the Company's common stock on the closing date of the Offering. In the event that the Bank's charter is denied, each Organizer will receive back only their pro rata share of monies remaining in the organization expense account after all organizing expenses and expenses related to closing down the organizational project are paid.

         Subsequent to the balance sheet date, the Company obtained additional advances from certain organizers in the aggregate amount of $58,835 to pay additional expenses for the Bank and the Company. Terms of these advances are the same as those previously disclosed above.

NOTE D - COMMITMENTS AND CONTINGENCIES

         The Company has committed to lease a temporary facility to house its main office location. The proposed lease has a term of one year with the option to renew on a month-to-month basis at the current market rate; to begin on the earlier of February 1, 1998 or 60 days from the date preliminary OCC approval is obtained. The aggregate annual lease payment is $45,000 plus applicable sales tax. The Company has also entered into a short-term lease for office space to conduct its activities during the development stage. The lease has a term of six months ending November 30, 1997 with the option for one 3-month renewal period.

                           TARPON COAST BANCORP, INC.
                         (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                August 31, 1997


NOTE D - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         The Company has entered into a contract to purchase 1.09 acres of land for $875,000 to be used to build the Banks permanent facility; closing to occur within 15 days of receiving FDIC and OCC approval but in any event no later than January 30, 1998.

NOTE E - STOCK OPTIONS AND WARRANTS

         The Board of Directors of the Company has reserved 125,000 shares of common stock for issuance under an Incentive Stock Option Plan. The Board has designated 60,000 of these shares for options to be granted to various executive officers upon the execution of their respective employment agreements. The shares are exercisable at $10.00 per share and in increments of 10% of the number of shares subject to the Option on each anniversary of the date of grant until all shares subject to the Option have become exercisable, with 10% of the shares becoming exercisable on the date of the grant.

         The Board of Directors of the Company have also agreed to grant Stock Purchase Warrants in consideration of the Organizers efforts in organizing the Company and the Bank. The Company intends to issue warrants to purchase 0.34 shares of Common Stock for each share of Common Stock purchased by each organizer from the Offering. The Warrants will vest in equal increments of 25% commencing on the date of grant and on each anniversary date thereafter until fully vested. Warrants may be exercised in whole or in part for $10.00 per share beginning on the date of grant and expiring 10 years after the grant date. The Company has reserved 96,443 shares of its Common Stock for issuance thereunder.

NOTE F - SUBSEQUENT EVENT

         As of December 23, 1997, the Company amended its Articles of Incorporation to change its name from Gulf Coast Bancorp, Inc. to Tarpon Coast Bancorp, Inc. The name change was executed solely to avoid potential trademark infringement issues which were discovered subsequent to the original incorporation and balance sheet date.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIEF UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                                TABLE OF CONTENTS
Prospectus Summary..................................................... 1
Risk Factors........................................................... 6
Recent Developments ...................................................11
Use of Proceeds........................................................12
Dividend Policy........................................................13
Capitalization.........................................................13
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.................................................14
Business...............................................................14
Management.............................................................20
Certain Transactions...................................................26
Principal Shareholders.................................................26
Supervision and Regulation.............................................27
Description of Capital Stock...........................................
Shares Eligible for Future Sale........................................32
Underwriting...........................................................35
Legal Proceedings......................................................37
Legal Opinions.........................................................37
Experts................................................................37
Additional Information.................................................38
Index to Financial Statements.........................................F-1


      UNTIL APRIL 23, 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.






                                1,000,000 SHARES



                           TARPON COAST BANCORP, INC.





                                  COMMON STOCK



                                   PROSPECTUS





                              ROBERT W. BAIRD & CO.
                                  INCORPORATED









                                JANUARY 23, 1998